   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1997
                                                   REGISTRATION NO. 333-________
================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM SB-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        NEUTRAL POSTURE ERGONOMICS, INC.
               (Name of small business issuer in its charter)

      TEXAS                                               2522                                         74-2563656
(State or other jurisdiction of               (Primary Standard Industrial                          (I.R.S. Employer
incorporation or organization)                 Classification Code Number)                         Identification No.)

                              3904 N. TEXAS AVENUE
                              BRYAN, TEXAS  77803
                                 (409) 778-0502
          (Address and telephone number of principal executive offices and principal place of business)

                            ------------------------
                               REBECCA E. BOENIGK
                            CHIEF EXECUTIVE OFFICER
                        NEUTRAL POSTURE ERGONOMICS, INC.
                              3904 N. TEXAS AVENUE
                              BRYAN, TEXAS  77803
                                 (409) 778-0502
           (Name, address and telephone number of agent for service)

                            ------------------------
                                   COPIES TO:

            GREG R. SAMUEL                            DAVID E. MORRISON
         HAYNES AND BOONE, LLP                     THOMPSON & KNIGHT, P.C.
            901 MAIN STREET                          1700 PACIFIC AVENUE
              SUITE 3100                                 SUITE 3300
       DALLAS, TEXAS  75202-3789                    DALLAS, TEXAS  75201
            (214) 651-5000                             (214) 969-1700

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                                                              PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
         TITLE OF EACH CLASS             AMOUNT TO BE        OFFERING PRICE PER      AGGREGATE OFFERING       REGISTRATION
   OF SECURITIES TO BE REGISTERED       REGISTERED (1)           SHARE (2)                PRICE (2)                FEE
--------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $.01 per
 share  . . . . . . . . . . . . . .    1,150,000 shares            $6.50                 $7,475,000             $2,265.15
==========================================================================================================================

(1) Includes shares issuable upon exercise of the Underwriter's over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of Regulation C under the Securities Act of 1933, as amended.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 14, 1997



                                1,000,000 SHARES

                                     [LOGO]


                        NEUTRAL POSTURE ERGONOMICS, INC.

                                  COMMON STOCK

                            ------------------------

         Of the 1,000,000 shares of Common Stock being offered hereby, 721,500 shares of Common Stock are being offered by Neutral Posture Ergonomics, Inc. (the "Company") and 278,500 shares of Common Stock are being offered by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriting." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.

         Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $5.50 and $6.50. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." The Company has applied for inclusion of the Common Stock on the Nasdaq Stock Market's National Market under the symbol "NTRL."

                            ------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF
    CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                     OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY
                  STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


================================================================================================================
                                                                                                    PROCEEDS TO
                                                   UNDERWRITING DISCOUNT        PROCEEDS TO           SELLING
                               PRICE TO PUBLIC      AND COMMISSIONS (1)         COMPANY (2)         SHAREHOLDERS
----------------------------------------------------------------------------------------------------------------
 Per Share . . . . . . . . .     $__________            $__________             $__________         $__________

----------------------------------------------------------------------------------------------------------------
 Total (3) . . . . . . . . .     $__________            $__________             $__________         $__________
================================================================================================================


(1) Does not reflect additional compensation to Huberman Financial, Inc. (the "Underwriter") in the form of warrants granted to the Underwriter to purchase 100,000 shares of Common Stock at a price of 120% of the Price to Public exercisable over a period of four years commencing one year from consummation of the offering (the "Underwriter's Warrants"). In addition, the Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $__________ payable by the Company.
(3) The Company has granted the Underwriter a 45-day option to purchase up to an additional 150,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriter exercises this option in full, then the total Price to Public, Underwriting Discount and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $__________, $__________, $__________ and $__________,
    respectively.

         The shares of Common Stock are offered by the Underwriter subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part. It is expected that certificates representing the shares of Common Stock will be ready for delivery on or about
_______________, 1997.

                            -----------------------

                            HUBERMAN FINANCIAL, INC.

             The date of this Prospectus is _______________, 1997.

                              [Picture of chair.]

                       [Picture of Dr. Jerome Congleton.]

                   [Jerome J. Congleton, Ph.D., P.E., C.P.E.]


                             [ERGO 2000(TM) Logo.]

                              [Picture of Earth.]

     [Picture of male and female sitting in the neutral posture position.]

    [Neutral Posture(R) chairs are designed to emulate the body position of weightlessness in space, free, neutral and without stress.]

                         [Pictures of ComputErgo(TM).]

                             [ERGO 2000(TM) Logo.]

                             [Pictures of chairs.]

                   [Pictures of employees assembling chairs.]

                    [Neutral Posture Ergonomics, Inc. Logo]





         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Except as otherwise specified, the information in this prospectus (i) gives effect to a 20-for-1 stock dividend effected by the Company on August 11, 1997, (ii) assumes no exercise of the Underwriter's over-allotment option to purchase additional shares of stock and
(iii) assumes no exercise of the Underwriter's Warrants. A reference to a "fiscal year" by date refers to the Company's fiscal year ending June 30 of that calendar year. "Neutral Posture" and "ComputErgo" are trademarks of the Company.

                                  THE COMPANY

         The Company manufactures, markets and distributes ergonomic chairs based upon patented and/or patent-pending designs of Jerome Congleton, Ph.D., P.E., C.P.E., an ergonomist certified by the Board of Certification in Professional Ergonomics who serves as a design consultant to, and a director of, the Company. Based on anthropometrics, the scientific study of the measurements of size, weight and proportions of the human body, the Company manufactures five series of ergonomic chairs designed to minimize the physical stress imposed upon the human body while seated. Virtually all chairs marketed under the Neutral Posture(R) tradename can be adjusted to accommodate the size, weight and proportions of body types from as small as the 5th percentile female to as large as the 95th percentile male. The Company is not aware of any other chair on the market that (i) is designed by a certified ergonomist, (ii) is designed based on anthropometric studies, and (iii) has interchangeable key components such as seats, backs and arms.

         The Company believes that the increase in computer users and other domestic white collar office employees has benefitted, and the anticipated increase in white collar office employees outside of the United States will benefit, its ergonomic furniture business. The Company also believes that repetitive stress injuries, which affect a number of seated workers, have created a market demand for ergonomically designed products. According to the U.S. Bureau of Labor Statistics, 62% of all workplace injuries in 1995 resulted from the stress of repetitive motion on muscles and tendons. In addition, according to the National Institute for Occupational Safety and Health, repetitive stress injuries cost employers approximately $20 billion as a result of 2.73 million workers' compensation claims in 1993. To address this reported problem, the Company intends to research, create and develop additional ergonomic products consistent with the Company's philosophy that its designs be based on ergonomic research and anthropometric data. The Company's customers include AT&T Cellular One, Banc One Corporation ("Banc One"), Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corporation ("IBM"), Intel Corporation, the Internal Revenue Service, Lockheed Martin Corporation, Relax the Back Franchising Company ("Relax the Back"), Sprint Corporation, the State of Washington, Union Carbide Corporation, United Parcel Service of America, Inc. ("UPS"), the U.S. House of Representatives and U.S. Robotics Corporation.

         During the first quarter of calendar year 1998, the Company anticipates producing a portable ergonomic workstation for the transport and use of a laptop computer, marketed under the tradename ComputErgo(TM). This patent-pending product is being designed to help alleviate repetitive stress injuries associated with the emergence of "alternative officing," utilizing a laptop computer at any locale other than the traditional office.

         The Company was incorporated under the laws of the State of Texas in 1990. The Company's principal executive offices are located at 3904 N. Texas Ave., Bryan, Texas 77803, and its telephone number is (409) 778-0502.

                                  THE OFFERING

Common Stock offered by the Company . . . . . . .      721,500 shares

Common Stock offered by the Selling
Shareholders  . . . . . . . . . . . . . . . . . .      278,500 shares

Common Stock to be outstanding
after the offering  . . . . . . . . . . . . . . .      3,021,500 shares (1)

Use of proceeds . . . . . . . . . . . . . . . . .      The Company intends to use the net proceeds from this
                                                       offering (i) to develop, manufacture and market
                                                       ComputErgo, (ii) to seek to obtain ISO 9000
                                                       certification, (iii) to repay notes issued by the
                                                       Company to the Selling Shareholders, (iv) to enhance
                                                       the Company's core products and to develop additional
                                                       ergonomic products, (v) to add engineering
                                                       and marketing resources, and (vi) for working capital.
                                                       The Company will not receive any proceeds from the
                                                       sale of shares of Common Stock by the Selling
                                                       Shareholders.  See "Use of Proceeds" and "Certain
                                                       Transactions."

Proposed Nasdaq National Market symbol  . . . . .      NTRL

-------------
(1) Excludes (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering (a) options to acquire 55,000 shares of Common Stock and (b) 20,000 shares of restricted stock subject to vesting, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan, (iii) 150,000 shares of Common Stock subject to the Underwriter's over-allotment option, and (iv) 100,000 shares of Common Stock subject to the Underwriter's Warrants. See "Management -- 1997 Omnibus Securities Plan,"
    "Management -- Amended and Restated 1996 Nonqualified Stock Option Plan" and "Underwriting."

                             SUMMARY FINANCIAL DATA

                                                                   YEAR ENDED JUNE 30,
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                      -----------------------------------------------
                                                            1996                           1997
                                                      ---------------                ----------------
 INCOME STATEMENT DATA:
    Net sales  . . . . . . . . . . . . . . . . .             $ 11,064                $   12,089
    Cost of sales  . . . . . . . . . . . . . . .                7,683                     7,594
                                                             --------                ----------
    Gross profit . . . . . . . . . . . . . . . .                3,381                     4,495
    Selling, general and
      administrative expense . . . . . . . . . .                2,980                     3,414
                                                             --------                ----------
    Operating income . . . . . . . . . . . . . .                  401                     1,081
    Interest expense and other, net  . . . . . .                   58                        78
                                                             --------                ----------
    Income before income taxes . . . . . . . . .                  343                     1,003
    Pro forma income tax expense (1) . . . . . .                  128                       293
                                                             --------                ----------
    Pro forma net income(1)  . . . . . . . . . .             $    215                $      710
                                                             ========                ==========
    Pro forma earnings per share(1)(2) . . . . .                                     $      .27
                                                                                     ----------
    Pro forma common shares outstanding(2) . . .                                      2,607,167
                                                                                     ==========


                                                                        JUNE 30, 1997
                                                                       (IN THOUSANDS)
                                                    ----------------------------------------------------------
                                                       ACTUAL           PRO FORMA (3)         AS ADJUSTED (4)
                                                    ------------      ----------------      ------------------
 BALANCE SHEET DATA:
    Working capital  . . . . . . . . . . . . . .    $        591      $        611          $     3,591
    Total assets . . . . . . . . . . . . . . . .           3,698             3,718                6,698
    Long-term debt, less current portion . . . .             607             1,250                  607
    Shareholders' equity . . . . . . . . . . . .           1,599               976                4,599


--------------------------
(1) Effective as of April 1, 1996, the Company elected to operate as a Subchapter S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of certain state tax laws. The amounts shown reflect pro forma provisions for state and federal income taxes as if the Company had been subject to such income taxation during the entire fiscal years 1996 and 1997. See "Termination of Subchapter S Corporation Status" and Note 4 of the Notes to Financial Statements.
(2) Gives effect as of June 30, 1997, to the issuance of 107,167 shares of Common Stock in the offering, representing the portion of the shares offered hereby required to be sold for the account of the Company at an assumed initial public offering price of $6.00 (the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus) in order to fund the repayment of the Company's promissory notes in the aggregate principal amount of $643,000 to the Selling Shareholders as the distribution of the estimated remaining accumulated Subchapter S corporation earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings.
(3) Gives effect to (i) the issuance in August 1997 of the notes payable to the Selling Shareholders described in footnote (2) of this table, and (ii) the establishment of an estimated net deferred tax asset of $20,000 related to future deductible temporary differences arising from termination of the Company's Subchapter S corporation election under Subchapter S of the Code and comparable provisions of certain state income tax laws. See "Termination of Subchapter S Corporation Status," "Use of Proceeds," "Capitalization" and Note 8 of the Notes to Financial Statements.
(4) Adjusts the pro forma amounts to reflect the sale of the shares offered hereby and the application of the estimated net proceeds therefrom. See "Termination of Subchapter S Corporation Status," "Use of Proceeds," "Capitalization" and Note 8 of the Notes to Financial Statements.

                                  RISK FACTORS

         In addition to the other information contained in this prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

         UNCERTAINTY OF LISTING ON NASDAQ STOCK MARKET'S NATIONAL MARKET. The Board of Directors of the National Association of Securities Dealers Automated Quotation System ("Nasdaq") recently approved changes in the initial listing and listing maintenance standards required for Nasdaq Stock Market's National Market. The proposed rule changes are currently under consideration by the Securities and Exchange Commission (the "Commission"), which could approve, alter or reject these changes at any time. If the proposed regulation is approved at any time after trading has commenced, it is proposed that any companies applying for listing after such proposals were submitted to the Commission (including the Company) would be provided 90 days to comply with the increased initial listing standards. At the present time, the Company would be unable to meet the proposed increased initial listing standards and will remain unable to meet such initial listing standards unless, and until, its "net tangible assets" (as defined by Nasdaq) increase significantly. Consequently, there is a significant risk that the Common Stock will be delisted from the Nasdaq Stock Market's National Market. Additionally, although the Company currently meets the proposed increased listing maintenance standards, there is a significant risk that the Company could be delisted if it falls below such increased listing maintenance standards. If the Common Stock were delisted for any of the foregoing reasons, the Company would seek listing on Nasdaq Stock Market's SmallCap Market and there would be a significant risk that the liquidity of the Common Stock would diminish.

         STRONG COMPETITION IN THE CONTRACT FURNITURE INDUSTRY. The contract furniture industry is highly competitive, with a significant number of competitors offering similar products. Many of the Company's competitors are large and have significantly greater financial, marketing, manufacturing and technical resources than those of the Company. The Company's most significant competitors include Steelcase, Inc., Herman Miller, Inc. and Haworth, Inc. These competitors have a substantial volume of furniture installed at businesses throughout the country, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace, and such competitors could develop alternative product designs which could give them a competitive advantage over the Company. The Company also competes with numerous smaller ergonomic furniture companies such as HAG, Inc., Grahl Industries, Inc. and Bodybilt, Inc., a wholly-owned subsidiary of Ergobilt, Inc. ("Bodybilt"). In addition, the Company faces significant price competition from its competitors and may encounter competition from new market entrants. There can be no assurance that the Company will be able to compete successfully in the future.

         DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend on the continued efforts of Dr. Jerome Congleton, consultant, Rebecca E. Boenigk, Chairman of the Board and Chief Executive Officer, David W. Campbell, President, Gregory A. Katt, Vice President, Chief Financial Officer and Secretary/Treasurer, and David W. Ebner, Vice President of Operations. Dr. Congleton has a consulting agreement with the Company that expires July 1, 2007. Mrs. Boenigk and Messrs. Campbell, Katt and Ebner have employment agreements with the Company which contain non-compete and non-solicitation clauses and expire July 1, 2000, subject to automatic one-year extensions unless either party gives 60 days' notice of its intention not to renew. The Company maintains key person life insurance on Dr. Congleton, Mrs. Boenigk and Mr. Campbell. The loss of the services of one or more key personnel could have a material adverse effect on the Company. The Company's success also depends on its ability to retain its key management, marketing and sales personnel and to attract, assimilate and retain qualified personnel at a reasonable cost. There can be no assurance that the Company will be successful in attracting, assimilating and retaining such personnel. See "Management."

         PRODUCT CONCENTRATION; NEW PRODUCTS. At the present time, the Company's products are primarily limited to five series of ergonomic office chairs marketed under the Neutral Posture tradename. The Company is subject to the risk that demand for its existing products may be diminished by changing market conditions, consumer preferences or competition, any of which could have a material adverse effect on the Company. There can be no assurance that the Company will be able to develop additional ergonomic products or that a market would develop for any such products. Significant expenditures will be necessary for the Company to offer new products, and it may take an extended period of time for revenues to cover expenses. In addition, new products may have quality or other defects in the early stages of introduction that were not anticipated in the design of those products. The Company cannot determine the effect on operating results of unanticipated complications in product introductions. If the Company is able to develop new products, there can be no assurance that they will achieve market acceptance or otherwise be successfully introduced. Any such failure may have a material adverse effect on the Company. See "Business -- Products."

         RELIANCE ON INTELLECTUAL PROPERTY. The Company owns a United States patent and several trademarks in order to protect certain of its chair designs and other intellectual property. The Company's patent covering virtually all of the Neutral Posture chairs expires in October 2003. Because the Company's chairs can be manufactured with a relatively small investment in infrastructure, expiration of the patent in 2003 will thereafter leave the Company with few, if any, entry barriers against existing furniture manufacturers or new market entrants that desire to make competitive chairs based on the design encompassed by such patent.

         The Company does, however, have several patents pending, including the patent application covering ComputErgo, and the Company possesses a wide array of unpatented proprietary know-how and common law trademarks. The Company's ability to compete effectively with other companies depends, to a significant extent, on its ability to maintain the proprietary nature of its intellectual property. There can be no assurance as to the degree of protection offered by the claims of the patent and various trademarks or the likelihood that patents or trademarks will be issued on pending or contemplated applications. If the Company were unable to maintain the proprietary nature of its intellectual property with respect to its current or any future products, it could have a material adverse effect on the Company. See "Business -- Patents and Trademarks."

         There can be no assurance that any patents or trademarks that the Company has or may obtain will not be challenged, invalidated, canceled, narrowed or circumvented, or that the rights granted thereunder will provide significant proprietary protection of competitive advantages to the Company. There can be no assurance that, if challenged, the Company's patent or trademarks would be held valid by a court of competent jurisdiction. In addition, the Company's competitors may have filed for patent protection which is not as yet a matter of public knowledge. Moreover, a court could interpret a third party's patents broadly so as to cover some of the Company's products.

         The Company has sought and intends in the future to enforce its intellectual property rights. In May 1997, the Company initiated arbitration proceedings against Bodybilt claiming, among other things, patent infringement. In a separate litigation matter, Bodybilt is disputing the validity of the assignment from Dr. Congleton to the Company of the Company's patent covering virtually all of the Company's chairs. If such assignment is proved to be invalid, the Company may need to rely on its license to use such patent. A 1991 settlement agreement conditions such license on the Company being majority-owned by Rebecca E. Boenigk and Jaye E. Congleton, a limitation which would significantly limit the Company's ability to obtain additional equity capital in the future. See "Legal Proceedings."

         DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS. The Company's largest supplier, Leggett & Platt, Inc., is currently the only source of a key component for Neutral Posture chairs. While the Company has not had any adverse experience with this supplier, the Company has no binding supply contract with Leggett & Platt, Inc. Unless alternative supply sources are identified, the Company could be subject to pricing risks, delivery delays and quality control problems, or even unavailability of the component, any of which could have a material adverse effect on the Company. Commencing in October 1997, the Company intends that Shepherd Products, Inc. ("Shepherd") will begin to manufacture the majority of the Company's seats and backs. Any disruption in the ability of Shepherd to manufacture such key components would have a material adverse effect on the Company.

         ECONOMIC FACTORS AFFECTING THE CONTRACT FURNITURE INDUSTRY. Fluctuations in industry revenues may be driven by a variety of macroeconomic factors, such as white collar employment levels, corporate cash flows, and non-residential commercial construction, as well as industry factors such as corporate reengineering and restructuring, technology demands, ergonomic, health and safety concerns and corporate relocations. There can be no assurance that current or future economic or industry trends will not adversely affect the Company.

         DIFFICULTY OF MANAGING EXPANDING OPERATIONS. Since August 1992, the Company has experienced substantial growth. If the Company continues to grow, the Company's ability to manage growth successfully will require it to continue to improve its operations and financial management and to train, motivate, assimilate and effectively manage its employees. The Company's failure to manage growth successfully could have a material adverse effect on the Company. The Company's future success also depends on its continuing ability to attract, assimilate and retain highly qualified managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its key managerial employees or that it will be successful in attracting, assimilating or retaining highly qualified managerial and engineering personnel in the future.

         DEPENDENCE ON SIGNIFICANT CUSTOMERS. The Company's largest customers, the General Services Administration ("GSA"), UPS, Banc One, Relax the Back, the State of Washington and Hewlett-Packard accounted for approximately 16.2%, 10.4%, 6.2%, 5.4%, 5.3% and 4.9%, respectively, of its total revenues in fiscal year 1997. The Company's contract with the GSA which is subject to renegotiation or termination at the convenience of the GSA expires on January 20, 2001. The Company has no binding contracts with UPS, Banc One, Relax the Back, the State of Washington or Hewlett-Packard. One of the Company's dealers has an agreement with the State of Washington, but there is no long-term contract between the Company and such dealer. The loss of any of these customers, or a reduction in any of these customers' purchases, could have a material adverse effect on the Company.

         POSSIBLE ACQUISITIONS AND ALLIANCES. The Company's growth strategy includes possible acquisitions and strategic marketing alliances to broaden its product line. However, no assurance can be given that the Company will be able to find attractive acquisition or alliance candidates or consummate acquisitions or that it will successfully integrate or operate any acquired business. In the event that the Company makes any such acquisition or alliance, there can be no assurance that any such acquisition or alliance will not have a material adverse effect on the Company, particularly, in the case of acquisitions, during the period in which such operations are being integrated into those of the Company. Furthermore, the Company's ability to make acquisitions or enter into alliances may depend upon its ability to obtain financing, and there can be no assurance that the Company will be able to obtain financing on acceptable terms, if at all.

         UNCERTAIN MARKET DEMAND. Public awareness of ergonomics and the application of anthropometrics is limited. There is limited data to validate the potential market demand for the Company's products. There can be no assurance that this increased market demand will develop or that the Company will be successful in marketing ergonomic contract furniture or other products.

         POTENTIAL PRODUCT LIABILITY. The Company is subject to product liability claims as a result of alleged product design and manufacturing defects. The Company could be liable for product liability claims for failure to provide appropriate literature warnings or directions with its products.
The Company also could be liable for product liability claims for defective products or components as a result of its participation in the distribution of products or components, even if the Company did not actually design, manufacture or assemble the products or components. Although the Company has not experienced any material loss due to product liability claims to date and currently maintains product liability insurance coverage that it considers appropriate, there can be no assurance that the amount or scope of the coverage maintained by the Company will be adequate to protect it in the event a significant product liability claim is asserted successfully.

         WARRANTY LIABILITY. Various components of the Company's chairs are warranted against defects in materials or work quality for up to five years. The Company has not experienced any material loss from warranty claims to date and maintained a reserve, at June 30, 1997, of $131,000 for such claims. There can be no assurance, however, that material warranty claims will not be asserted in the future or, if asserted, that the Company's reserve will be adequate.

         RISK OF ENVIRONMENTAL LIABILITIES.   The past and present business
operations of the Company and the past and present ownership and operation of the manufacturing plant on real property owned by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions on its real property may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by the Company, some of which may be material.

         CONTROL BY INSIDERS. Following completion of this offering, the Company's directors, executive officers and their relatives will control approximately 69.0% (65.9% if the Underwriter's over-allotment option is exercised in full) of the Company's outstanding voting securities and will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval. These matters may include mergers, consolidations, the sale of the Company's
assets or a change in control of the Company.   The existence of these levels
of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company.

         SEASONALITY. Historically, the Company's business has been subject to seasonality. Typically, the Company's revenue is greater during the second and third quarters of the Company's fiscal year. These seasonal fluctuations in sales are due to customer ordering patterns that emphasize purchases in these two quarters. The Company's results of operations would be adversely and disproportionately affected if customer ordering patterns were substantially lower than those normally expected during these two fiscal quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         BENEFITS OF OFFERING TO SELLING SHAREHOLDERS. The Selling Shareholders will realize benefits from the offering that will not be received by persons purchasing Common Stock in the offering. Such benefits include the Company's use of $643,000 of the net proceeds from the offering to repay notes issued by the Company to the Selling Shareholders. The Selling Shareholders also will benefit from the increased marketability of their shares of Common Stock and the sale of certain of their shares of Common Stock in the offering. The aggregate purchase price of the Selling Shareholders' shares was approximately $167,500. The shares of Common Stock held by the Selling Shareholders will have an aggregate market value (based upon an assumed initial offering price of $6.00 per share, the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus) immediately following the offering of $12,129,000 (excluding options held by Mr. Campbell), thereby causing substantial dilution to the persons acquiring Common Stock in the offering. See "Certain Transactions -- Issuance of Notes to Selling Shareholders," "Use of Proceeds" and "Principal and Selling Shareholders."

         ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. Accordingly, no assurance can be given as to the liquidity of the Common Stock or the price at which any sales may occur. The future market price of the Common Stock could be subject to wide fluctuations in response to a variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends, and other factors. In the event the Company's operating results are below the expectations of the public market investors in one or more future quarters, it is likely that the price of the Common Stock would be materially adversely affected. The initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting."

         SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have outstanding 3,021,500 shares of Common Stock (3,171,500 shares of Common Stock if the

Underwriter's over-allotment option is exercised in full) excluding (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering (a) options to acquire 55,000 shares of Common Stock and (b) 20,000 shares of restricted stock subject to vesting, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and (iii) 100,000 shares of Common Stock subject to the Underwriter's Warrants. The shares sold in this offering may be publicly offered and sold without restriction unless they are purchased by "affiliates" of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" may be publicly sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company, its executive officers, directors and current principal shareholders have agreed that, without the prior written consent of the Underwriter, they will not, directly or indirectly, sell or otherwise dispose of any of such shares until the Company has released earnings for fiscal year 1999. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

         DILUTION. This offering will result in immediate and substantial dilution in net tangible book value of $4.48 per share to new investors, which amount represents the difference between an assumed initial public offering price of $6.00 per share (the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus) and the pro forma net tangible book value per share after this offering. See "Dilution."

         RESTRICTIONS ON PAYMENT OF DIVIDENDS; ABSENCE OF DIVIDENDS. The terms of the Company's revolving credit facility with its bank lender (the "Revolving Credit Facility") restrict, among other things, the ability of the Company to pay dividends. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future, other than the notes payable to the Selling Shareholders. See "Dividend Policy."

         ANTI-TAKEOVER PROVISIONS. The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company include certain provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder of the Company might consider to be in the best interests of the Company or its shareholders. These provisions: (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the Board of Directors, the Chairman of the Board, or the beneficial owners of 25% or more of the outstanding voting capital stock may call special shareholders' meetings, (iii) require the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon for the shareholders to amend or repeal the Amended and Restated Bylaws or certain provisions of the Amended and Restated Articles of Incorporation, (iv) require the vote of at least two-thirds of the members of the Board of Directors to amend or repeal the Amended and Restated Bylaws, and (v) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings. See "Description of Capital Stock -- Special Provisions of the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws." The requirement that the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock is necessary for the shareholders to amend or repeal the Amended and Restated Bylaws or certain provisions of the Amended and Restated Articles of Incorporation may adversely affect the extent to which shareholders exercise control over the Company.

         ACTUAL RESULTS MAY DIFFER FROM FORWARD LOOKING STATEMENTS. Statements in the prospectus that reflect projections or expectations of future financial or economic performance of the Company, and statements of the Company's plans and objectives for future operations, including those relating to the Company's products and services, are "forward looking" statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements. Important factors that could result in such differences, in addition to the validity of patents, availability of key component parts and other risk factors identified above, include: general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors; casualty to or other disruption of the Company's production facility and equipment; delays and disruptions in the shipment of the Company's products and raw materials; and other factors that generally affect businesses.

                 TERMINATION OF SUBCHAPTER S CORPORATION STATUS

         Since April 1, 1996, the Company has been treated for federal income tax purposes as a Subchapter S corporation under Subchapter S of the Code. Since such date, the Company has not been subject to federal income tax, but its earnings have been included in the taxable income of the Company's shareholders. The Company has made distributions to its shareholders to enable them to pay their income tax liabilities attributable to the Company's earnings. For the period from April 1, 1996 through June 30, 1997, the Company had declared distributions of $323,000 and had paid $223,000 of this amount to its shareholders. The Company's status as a Subchapter S corporation will terminate upon completion of this offering (the "Termination Date"). In August 1997, the Company issued notes in the aggregate principal amount of $643,000 to the Selling Shareholders for the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings. See "Certain Transactions -- Issuance of Notes to Selling Shareholders." The notes will be paid from a portion of the net proceeds of this offering. Similar distributions and issuances will not be made to the purchasers of the Common Stock in this offering. See "Use of Proceeds." The Company will be responsible for the payment of all federal income taxes on the Company's earnings beginning on the Termination Date and continuing thereafter.

                                USE OF PROCEEDS

         The net proceeds from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $3.6 million (approximately $4.5 million if the Underwriter's over-allotment option is exercised in full), assuming an initial public offering price of $6.00 per share (the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus) and after deducting the underwriting discount and other estimated offering expenses. The Company will not receive any of the proceeds of any sale of shares of Common Stock by the Selling Shareholders.

         Of the net proceeds to the Company, the Company plans to use a portion of the net proceeds of the offering to (i) develop, manufacture and market ComputErgo, (ii) repay notes issued by the Company to the Selling Shareholders for the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings, which bear interest at a rate per annum of 7.5% and are due upon consummation of the offering, (iii) enhance the Company's core products and to develop additional ergonomic products, (iv) seek to obtain ISO 9000 certification, an internationally developed set of manufacturing facility quality criteria, of its manufacturing process, (v) enhance the Company's marketing efforts by, among other things, hiring two regional sales managers,
(vi) hire engineering personnel and (vii) fund its working capital requirements. Pending application of the net proceeds from this offering, the Company plans to invest all net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

         The Company intends to retain all earnings to provide funds for its operations and expansion, and therefore does not anticipate paying cash dividends or making any other distributions on its shares of Common Stock in the foreseeable future. The terms of the Revolving Credit Facility restrict the Company's ability to pay dividends to its shareholders. The Company's future dividend policy will be determined by its Board of Directors based on various factors, including the Company's operating results, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as the Board of Directors may deem relevant.

         The Company has been treated for federal income tax purposes as a Subchapter S corporation under the Code since April 1, 1996. As a result, earnings of the Company have been subject to taxation at the shareholder level rather than the corporate level for federal income tax purposes since April 1, 1996. For the period from April 1, 1996 through June 30, 1997, the Company had declared distributions of $323,000 and had paid $223,000 of this amount to its shareholders. The Company's status as a Subchapter S corporation will terminate on the Termination Date. In August 1997, the Company issued notes in the aggregate principal amount of $643,000 to the Selling Shareholders for the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings. However, no Subchapter S corporation distributions will be made to the existing shareholders in connection with the Company's earnings for any period beginning on or after the Termination Date. See "Certain Transactions" and "Termination of Subchapter S Corporation Status."

                                    DILUTION

         At June 30, 1997, the Company had a pro forma net tangible book value of approximately $976,000, or approximately $.42 per share of Common Stock.
Pro forma net tangible book value per share of Common Stock equals the amount of total assets of the Company less intangible assets, less total liabilities, divided by the aggregate number of shares of Common Stock outstanding as of June 30, 1997. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $6.00 per share, the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus (and assuming the Underwriter's over-allotment option is not exercised), and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at June 30, 1997, would have been approximately $4.6 million, or $1.52 per share. This represents an immediate increase in net tangible book value of $1.10 per share to existing shareholders, and an immediate dilution of $4.48 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates the per share dilution to new investors:


 Assumed initial public offering price per share . . . . . . . . . . . . . . . . . .                       $     6.00

    Pro forma net tangible book value per share before offering  . . . . . . . . . .       $      .42

    Increase in net tangible book value per share attributable to new investors  . .             1.10
                                                                                           ----------
Pro forma net tangible book value per share after offering  . . .  . . . . . . . . .                             1.52
                                                                                                           ----------
Dilution in net tangible book value per share to new investors (1) . . . . . . . . .                       $     4.48
                                                                                                           ==========


---------------------
(1) If the Underwriter's over-allotment option is exercised in full, dilution to new investors will be $4.29 per share.

         The following table summarizes the differences in the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by the existing shareholders and by the new investors purchasing shares in this offering at an assumed initial public offering price of $6.00 per share, the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus (before deducting underwriting discounts and commissions and estimated offering expenses):

                                           SHARES PURCHASED (1)(2)       TOTAL CONSIDERATION (1)         AVERAGE
                                      -----------------------------     --------------------------        PRICE
                                         NUMBER          PERCENTAGE     AMOUNT          PERCENTAGE       PER SHARE
                                      ---------------    ----------     ------          ----------       ---------
Existing shareholders . . . . . .       2,300,000           76.1%     $   167,500           3.7%       $       .07
New investors . . . . . . . . . .         721,500           23.9%       4,329,000          96.3%              6.00
                                        ---------          -----      -----------         -----
              Total . . . . . . .       3,021,500          100.0%     $ 4,496,500         100.0%
                                        =========          =====      ===========         =====

---------------------
(1) If the Underwriter's over-allotment option is exercised in full, then the number of shares of Common Stock held by existing shareholders will be reduced to 72.5% of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares of Common Stock held by new investors will be increased to 871,500 shares, or 27.5% of the total number of shares of Common Stock to be outstanding after this offering. The table excludes (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering (a) options to acquire 55,000 shares of Common Stock, and (b) 20,000 shares of restricted stock subject to vesting, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and (iii) 100,000 shares of Common Stock subject to the Underwriter's Warrants. See "Principal and Selling Shareholders," "Management -- 1997 Omnibus Securities Plan," "Management -- Amended and Restated 1996 Nonqualified Stock Option Plan" and "Underwriting."

(2) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 2,021,500 shares, or 66.9% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares held by new investors to 1,000,000 shares, or 33.1% of the total number of shares of Common Stock to be outstanding after this offering.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis, (ii) on a pro forma basis, and (iii) as adjusted to reflect the sale of Common Stock offered by the Company hereby at an assumed initial public offering price of $6.00 per share (the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus) and the application of net proceeds therefrom as described under "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto.

                                                                         JUNE 30, 1997
                                                                         (IN THOUSANDS)
                                                              ---------------------------------------
                                                               ACTUAL   PRO FORMA(1)   AS ADJUSTED(2)
                                                              -------   ------------   --------------
 Short-term debt
    Current portion of long-term debt  . . . . . . . . . .    $    26     $    26         $     26
                                                              =======     =======         ========
 Long-term debt, less current portion  . . . . . . . . . .    $   607     $   607         $    607

 Notes payable to the Selling Shareholders . . . . . . . .         --         643               --

 Shareholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares
      authorized; no shares issued . . . . . . . . . . . .         --          --               --
    Common stock, $.01 par value, 14,000,000 shares
      authorized; 2,300,000 shares issued and outstanding,
      actual and pro forma; 3,021,500 shares issued and
      outstanding, as adjusted . . . . . . . . . . . . . .         23          23               30
    Additional paid-in capital . . . . . . . . . . . . . .        382         382            3,998
    Retained earnings  . . . . . . . . . . . . . . . . . .      1,373         750              750
    Notes receivable - shareholders  . . . . . . . . . . .       (96)        (96)             (96)
    Deferred compensation  . . . . . . . . . . . . . . . .       (83)        (83)             (83)
                                                              -------     -------         --------
          Total shareholders' equity . . . . . . . . . . .      1,599         976            4,599
                                                              -------     -------         --------
          Total capitalization . . . . . . . . . . . . . .    $ 2,206     $ 2,226         $  5,206
                                                              =======     =======         ========

------------------------
(1) Gives effect to (i) the issuance in August 1997 of certain promissory notes in the aggregate principal amount of $643,000 to the Selling Shareholders for the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings, and (ii) the establishment of an estimated net deferred tax asset of $20,000 related to future deductible temporary differences arising from termination of the Company's Subchapter S corporation election under Subchapter S of the Code and comparable provisions of certain state income tax laws. See "Termination of Subchapter S Corporation Status," "Use of Proceeds," "Capitalization" and
    Note 8 of the Notes to Financial Statements.
(2) Adjusts the pro forma amounts to reflect the sale of the shares offered hereby and the application of the estimated net proceeds therefrom. See "Termination of Subchapter S Corporation Status," "Use of Proceeds," "Capitalization" and Note 8 of the Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

         The following selected financial data are derived from the audited financial statements. This data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                            YEAR ENDED JUNE 30,
                                                       (IN THOUSANDS, EXCEPT SHARE
                                                            AND PER SHARE DATA)
                                                    ---------------------------------
                                                       1996                   1997
                                                    ----------             ----------
 INCOME STATEMENT DATA:
    Net sales  . . . . . . . . . . . . . . . . .    $   11,064             $   12,089
    Cost of sales  . . . . . . . . . . . . . . .         7,683                  7,594
                                                    ----------             ----------
    Gross profit . . . . . . . . . . . . . . . .         3,381                  4,495
    Selling, general and
      administrative expense . . . . . . . . . .         2,980                  3,414
                                                    ----------             ----------
    Operating income . . . . . . . . . . . . . .           401                  1,081
    Interest expense and other, net  . . . . . .            58                     78
                                                    ----------             ----------
    Income before income taxes . . . . . . . . .           343                  1,003
    Pro forma income tax expense (1) . . . . . .           128                    293
                                                    ----------             ----------
    Pro forma net income(1)  . . . . . . . . . .    $      215             $      710
                                                    ==========             ==========
    Pro forma earnings per share(1)(2) . . . . .                           $      .27
                                                                           ----------
    Pro forma common shares outstanding(2) . . .                            2,607,167
                                                                           ==========

                                                                     JUNE 30, 1997
                                                                     (IN THOUSANDS)
                                                    -----------------------------------------------------
                                                       ACTUAL         PRO FORMA (3)       AS ADJUSTED (4)
                                                    ------------      --------------      ---------------
 BALANCE SHEET DATA:
    Working capital  . . . . . . . . . . . . . .    $        591      $        611          $     3,591
    Total assets . . . . . . . . . . . . . . . .           3,698             3,718                6,698
    Long-term debt, less current portion . . . .             607             1,250                  607
    Shareholders' equity . . . . . . . . . . . .           1,599               976                4,599


--------------------------
(1) Effective as of April 1, 1996, the Company elected to operate as a Subchapter S corporation under Subchapter S of the Code and comparable provisions of certain state tax laws. The amounts shown reflect pro forma provisions for state and federal income taxes as if the Company had been subject to such income taxation during the entire fiscal years 1996 and 1997. See "Termination of Subchapter S Corporation Status" and Note 4 of the Notes to Financial Statements.
(2) Gives effect as of June 30, 1997, to the issuance of 107,167 shares of Common Stock in this offering, representing the portion of the shares offered hereby required to be sold for the account of the Company at an assumed initial public offering price of $6.00 (the midpoint of the range of initial public offering prices set forth on the cover page of the prospectus) in order to fund the repayment of the Company's promissory notes in the aggregate principal amount of $643,000 to the Selling Shareholders as the distribution of the estimated remainder of the Company's accumulated Subchapter S corporation earnings through June 30, 1997, a portion of which is intended to be used by the Selling
    Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings.
(3) Gives effect to (i) the issuance in August 1997 of the notes payable to the Selling Shareholders described in footnote (2) of this table, and (ii) the establishment of an estimated net deferred tax asset of $20,000 related to future deductible temporary differences arising from termination of the Company's Subchapter S corporation election under Subchapter S of the Code and comparable provisions of certain state income tax laws. See "Termination of Subchapter S Corporation Status," "Use of Proceeds," "Capitalization" and Note 8 of the Notes to Financial Statements.
(4) Adjusts the pro forma amounts to reflect the sale of the shares offered hereby and the application of the estimated net proceeds therefrom. See "Termination of Subchapter S Corporation Status," "Use of Proceeds," "Capitalization" and Note 8 of the Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the financial statements of the Company and notes thereto and the other financial information included elsewhere in this prospectus.

         GENERAL. The Company generates revenue through sales of its products to corporate customers and retailers through independent sales representatives, who generally are paid a commission for each unit sold. These independent sales representatives channel sales through dealers located throughout the United States who acquire the products from the Company at a discount from suggested retail and then resell the products to the ultimate customers.

         The Company's gross profit increased approximately 33% in fiscal year 1997 from the prior fiscal year. The Company attributes this increase in gross profit to a significant shift in the Company's strategic focus to (i) selling to dealers through independent sales representatives, instead of selling directly to end-users, (ii) upgrading the quality of its independent sales representatives, and (iii) selling higher priced products.

         RESULTS OF OPERATIONS. The following table sets forth the percentage relationship to net sales of certain items in the Company's statements of income for the periods indicated:

                                                                       YEAR ENDED JUNE 30,
                                                             ----------------------------------------
                                                                1996                        1997
                                                             -----------                 ------------
 Net sales . . . . . . . . . . . . . . . . . . . . . .             100.0%                       100.0%

 Cost of sales . . . . . . . . . . . . . . . . . . . .              69.4                         62.8
                                                             -----------                 ------------

 Gross profit  . . . . . . . . . . . . . . . . . . . .              30.6                         37.2

 Selling, general and administrative expenses  . . . .              26.9                         28.3
                                                             -----------                 ------------

 Operating income  . . . . . . . . . . . . . . . . . .               3.7                          8.9
                                                             ===========                 ============



         FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

         Net Sales. Net sales for fiscal year 1997 were $12.1 million, increasing $1.0 million, or approximately 9.3%, from net sales of $11.1 million for fiscal year 1996. The net sales growth principally resulted from the shift in product mix to sales of higher priced chairs. Total units sold remained relatively constant. Consistent with the Company's strategy, however, the Company reduced its concentration in sales volume to a large lower margin customer while increasing its units sold to all other customers by 24%.

         Gross Profit. Gross profit for fiscal year 1997 was $4.5 million, increasing $1.1 million, or 32.9%, from gross profit of $3.4 million for fiscal year 1996. Gross margin increased to 37.2% for fiscal year 1997 from 30.6% for fiscal year 1996. These increases were achieved through the shift in product mix discussed in "Net Sales" above.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses were $3.4 million for fiscal year 1997, increasing approximately $433,000, or 14.6%, from $3.0 million for fiscal year 1996. As a percentage of sales, the Company's selling, general and administrative expenses increased to 28.3% for fiscal year 1997 from 26.9% for fiscal year 1996. The increases were due to slight salary increases as a result of additional personnel, increases in payments made pursuant to the Company's cash bonus plan, increased commission rates on sales and an increase in legal fees of approximately $270,000 related to arbitration and litigation involving a competitor.

         Operating Income. As a result of the foregoing, operating income for fiscal year 1997 was $1.1 million, increasing approximately $681,000, or approximately 170%, from $401,000 for fiscal year 1996. As a percentage of sales, operating income increased to 8.9% for fiscal year 1997 from 3.6% in fiscal year 1996.

         QUARTERLY RESULTS OF OPERATIONS. The Company's quarterly results of operations may vary significantly depending on factors such as the timing of large customer orders and variations in the Company's sales product mix. The results of any particular quarter may not be indicative of the results for the full year or any future period. Historically, the Company has experienced seasonal fluctuations in sales and operating income because more orders are shipped during the second and third quarters of each fiscal year. The following table sets forth certain unaudited quarterly financial information for the periods presented which reflect, in the opinion of management, all adjustments which the Company considers necessary for a fair presentation of the information set forth therein.

                                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
                                       FISCAL YEAR 1996                                 FISCAL YEAR 1997
                         --------------------------------------------    ----------------------------------------------
                         SEPT 30,    DEC 31,     MARCH 31,    JUNE 30,    SEPT 30,      DEC 31,    MARCH 31,   JUNE 30,
                           1995       1995         1996        1996        1996          1996        1997       1997
                         --------   --------    ---------     -------    --------      --------    --------    --------
Net sales . . . . . . .  $  2,638   $  3,190    $   2,886     $ 2,350    $  2,970      $  3,052    $  3,272     $ 2,795
Cost of sales . . . . .     1,993      2,084        1,956       1,650       1,849         1,972       2,033       1,740
                         --------   --------    ---------     -------    --------      --------    --------    --------
Gross profit  . . . . .       645      1,106          930         700       1,121         1,080       1,239       1,055
Selling, general and
   administrative . . .       555        783          841         801         849           859         814         892
                         --------   --------    ---------     -------    --------      --------    --------    --------
Net operating income           90        323           89        (101)        272           221         425         163

Interest expense and
   other, net . . . . .        16         15           33          (6)         36            30          31        (19)
                         --------   --------    ---------     -------    --------      --------    --------    --------
Income before taxes            74        308           56         (95)        236           191         394         182
Pro forma income
tax (1) . . . . . . . .        27        114           22         (35)         87           (7)         146          67
                         --------   --------    ---------     -------    --------      --------    --------    --------
Pro forma net income     $     47   $    194      $    34     $   (60)   $    149      $    198    $    248    $    115
                         ========   ========    =========     =======    ========      ========    ========    ========
Gross margin percentage.     24.5%      34.7%        32.3%       29.8%       37.7%        35.4%        37.8%      37.8%
Operating income
  percentage  . . . . .       3.4%      10.1%         3.1%      (4.3%)        9.2%         7.2%        13.0%       5.8%

-------------------
(1) Beginning with the quarter ended June 30, 1996 through the quarter ended June 30, 1997, pro forma income taxes are reflected as if the Company were not a Subchapter S corporation and, therefore, were subject to federal and state income taxation.

         LIQUIDITY AND CAPITAL RESOURCES. The Company's principal sources of capital are net cash provided by operating activities and availability of funds under the Revolving Credit Facility. The Company's primary capital requirements are to fund component parts inventory, receivables, research and development activities, product improvements and shareholder distributions of Subchapter S earnings.

         Cash provided by operating activities totaled $1.4 million (before pro forma income taxes) for fiscal year 1997, as compared to cash used for operating activities of $108,000 for fiscal year 1996. The increase in cash flow was primarily the result of the increased profit margin and changes in working capital based on improved cash flow management.

         Cash used in investing activities totaled $464,000 for fiscal year 1997 and was primarily comprised of miscellaneous capital expenditures. Cash used in investing activities totaled $754,000 for fiscal year 1996 and was comprised primarily of the acquisition of the Company's current land and building for $625,000 and capital expenditures by the Company. During fiscal year 1998, the Company expects to continue to make capital expenditures in connection with manufacturing equipment and computer hardware and software improvements.

         Financing activities used funds totaling approximately $1.1 million for fiscal year 1997 and provided funds of approximately $900,000 for fiscal year 1996. In fiscal year 1997, the Company used cash flow from operations to repay existing debt and make cash distributions to the Selling Shareholders to pay federal income taxes related to the net income attributable to them as shareholders of a Subchapter S corporation for federal income tax purposes.
The funds provided for fiscal year 1996 were used to fund interim working capital needs and the acquisition of the existing building at which the Company headquarters are located.

         The average number of days of trade accounts receivable outstanding was 42 and 40 for fiscal year 1997 and fiscal year 1996, respectively. The Company typically sells its products on net 30 day terms and seeks to minimize its credit risk by performing credit checks. The Company has from time to time turned overdue accounts receivable over to collection agencies. Bad debt expense for both periods was negligible.

         The Company manages its inventory to maintain a level which meets its short-term manufacturing needs. Inventory turned 12.0 times in fiscal year 1997 and 12.7 times in fiscal year 1996. With this turnover, the Company had approximately 30 days' worth of component parts inventory on hand during both periods. These low levels of inventory allow the Company to dedicate less working capital to inventory, thereby lowering line-of-credit borrowing, interest, insurance and property tax expenses.

         The Company currently maintains a $2.0 million Revolving Credit Facility. This facility is utilized to fund operating activities, including financing inventory and increases in receivables, and has been used for shareholder distributions. Loans made pursuant to the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until termination of the Revolving Credit Facility on January 21, 1999. Indebtedness under the Revolving Credit Facility bears interest at the lender's base rate plus one-half of 1% per annum and is secured by a first lien on accounts receivable, chattel paper, contract rights, equipment and fixtures, inventory and general intangibles. The amount available under the Revolving Credit Facility is determined based upon a percentage of eligible receivables. At June 30, 1997, the interest rate was 9.0% and no amount was outstanding under the Revolving Credit Facility.

         In addition, the Company maintains a term credit facility (the "Term Facility") in the amount of $500,000. This Term Facility is restricted to financing equipment or mold purchases. Indebtedness under the Term Facility would bear interest at the lender's base rate plus one-half of 1% per annum and is secured by accounts receivable, chattel paper, contract rights, equipment and fixtures, inventory and general intangibles. At June 30, 1997, no amount had ever been borrowed under the Term Facility.

         At June 30, 1997, the Company had two loans outstanding in the amounts of $144,000 and $482,000 bearing interest at, respectively, 8.25% and 9.75% per annum incurred in connection with the Company's acquisition in 1996 of the land and building currently used by the Company. Both notes are secured by the land, building and certain equipment, require monthly principal and interest payments and mature in 2001.

         In August 1997, the Company issued notes in the aggregate principal amount of $643,000 to the Selling Shareholders for the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings. These notes bear interest at rate of 7.5% per annum and are due upon consummation of the offering.

         In January 1997, the Company entered into an agreement with a third party to design and produce injection molds to be utilized in the production process for approximately $400,000. The Company had paid approximately $150,000 through June 30, 1997 and expects to pay the remaining $250,000 upon completion of these molds in October 1997.

         The Company believes that cash flow from operations, together with the net proceeds from this offering and its unused capacity under the Revolving Credit Facility (after giving effect to the application of proceeds from this offering), should be sufficient to fund its payment of the notes payable to the Selling Shareholders, anticipated operating needs and capital expenditures through fiscal year 1998. However, because the Company's future operating results will depend on a number of factors, including the demand for the Company's products, the level of competition and general economic conditions and other factors beyond the Company's control, there can be no assurance that the Company's capital resources will be sufficient to fund the Company's operations beyond such date.

         NEW ACCOUNTING STANDARDS. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings per Share, which is required to be adopted for fiscal years ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of basic earnings per share and fully diluted earnings per share for fiscal years 1997 and 1996 will not be material.

         In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". Both standards became effective for fiscal years beginning after December 15, 1997. Early adoption of SFAS 130 is permitted, and early adoption of SFAS 131 is encouraged. The reporting changes resulting from both of these standards on the Company will be immaterial.

                                    BUSINESS

         The Company manufactures, markets and distributes ergonomic chairs based upon patented and/or patent-pending designs of Jerome Congleton, Ph.D., P.E., C.P.E., an ergonomist certified by the Board of Certification in Professional Ergonomics who serves as a design consultant to, and a director of, the Company. Based on anthropometrics, the scientific study of the measurements of size, weight and proportions of the human body, the Company manufactures five series of ergonomic chairs designed to minimize the physical stress imposed upon the human body while seated. Virtually all chairs marketed under the Neutral Posture tradename can be adjusted to accommodate the size, weight and proportions of body types from as small as the 5th percentile female to as large as the 95th percentile male. The Company is not aware of any other chair on the market that (i) is designed by a certified ergonomist, (ii) is designed based on anthropometric studies, and (iii) has interchangeable key components such as seats, backs and arms.

         The Company believes that the increase in computer users and other domestic white collar office employees has benefitted, and the anticipated increase in white collar office employees outside of the United States will benefit, its ergonomic furniture business. The Company also believes that repetitive stress injuries, which affect a number of seated workers, have created a market demand for ergonomically designed products. According to the U.S. Bureau of Labor Statistics, 62% of all workplace injuries in 1995 resulted from the stress of repetitive motion on muscles and tendons. In addition, according to the National Institute for Occupational Safety and Health, repetitive stress injuries cost employers approximately $20 billion as a result of 2.73 million workers' compensation claims in 1993. To address this reported problem, the Company intends to research, create and develop additional ergonomic products consistent with the Company's philosophy that its designs be based on ergonomic research and anthropometric data. The Company's customers include AT&T Cellular One, Banc One, Hewlett-Packard, IBM, Intel Corporation, the Internal Revenue Service, Lockheed Martin Corporation, Relax the Back, Sprint Corporation, the State of Washington, Union Carbide Corporation, UPS, the U.S. House of Representatives and U.S. Robotics Corporation.

         INDUSTRY OVERVIEW. The Company's ergonomic chairs compete in the seating segment of the office furniture market. This segment represented approximately 25.4% of industry sales in the United States or $2.5 billion in calendar year 1996 and is the second largest industry segment. The Company's share of the seating market segment was less than one-half of 1% on a dollar basis in calendar year 1996. According to the Business and Institutional Furniture Manufacturer's Association ("BIFMA"), the U.S. office furniture market had estimated sales of $10.0 billion in calendar year 1996. The dollar value of U.S. office furniture industry shipments has increased in each of the past 15 years, with the exception of 1991, and, according to BIFMA estimates, had grown at a compound annual rate of approximately 7.2% over the three year period ended December 31, 1996.

         GROWTH STRATEGY. The Company believes that it is well-positioned to achieve further growth in revenues, profitability and market share. The key elements of the Company's growth strategy include the following:


         o       CREATE INNOVATIVE NEW PRODUCTS AND BROADEN PRODUCT LINE

                 The Company plans to take a more active approach with respect to the development of additional ergonomic products while continuing to aggressively market its Neutral Posture chairs. In furtherance of this strategy, the Company plans to introduce ComputErgo, a portable computer workstation, during the first quarter of calendar year 1998. In addition, the Company intends to seek opportunities to develop products that are complementary to the Company's business and philosophy to leverage its marketing, sales and distribution systems. The Company has budgeted a portion of the net proceeds of the offering to hire engineering personnel, who it believes will play a vital role in creating new products and product enhancements. See "Use of Proceeds."

         o       ENHANCE MANUFACTURING PROCESS

                 The Company plans to increase its productivity through strategies designed to improve its manufacturing process. The Company intends to invest a portion of the net proceeds of the offering to improve tooling used in production of its core products to reduce production costs and improve product quality. In addition, the Company also will seek to obtain ISO 9000 certification, an internationally developed set of manufacturing facility quality criteria. The Company believes that becoming ISO 9000 certified will ensure continued quality in the Company's current operations.

         o       EXPAND EXISTING DISTRIBUTION CHANNELS

                 Historically, the majority of the Company's sales were made directly to corporate customers, but a growing percentage of the Company's sales is being made through dealers. Generally, the Company's products are marketed by its approximately 50 independent sales representatives and its sales are channeled through a network of approximately 320 dealers. To promote customer satisfaction, these independent sales representatives also are responsible for maintaining corporate end-user relationships with or on behalf of the dealers.
         The Company intends to expand its business with dealers locally, regionally, nationally and internationally. The Company also intends to use a portion of the net proceeds of the offering to enhance its marketing efforts by, among other things, hiring two regional sales managers.

                 The Company believes that it will extend its reach to additional customer groups, including the home office segment, through the Relax the Back relationship. On January 12, 1997, Relax the Back granted the Company the exclusive worldwide right to manufacture ergonomic office seating that bears the Relax the Back trademark and the Relax the Back design. Relax the Back has exclusive rights to certain component designs manufactured by the Company. The Relax the Back stores are independently owned and operated and may elect on a store-by-store basis whether to sell the Company's chairs. As of June 30, 1997, 82% of the Relax the Back stores carried the Company's chairs under the Relax the Back trademark.

                 The Company also markets the Neutral Posture chair in a catalog published by Boise Cascade Office Products and is scheduled to be published in Corporate Express' catalog by January 1998. The Company believes that catalogs provide a convenient and cost-effective way for businesses to purchase ergonomic furniture and that, over time, it may become a preferred avenue for certain customers to order ergonomic products such as the Neutral Posture chair.

         o BUILD CONSUMER RECOGNITION BY INCREASING PUBLIC AWARENESS OF BENEFITS OF ERGONOMIC PRODUCTS

                 The Company intends to expand consumer recognition of its products in the marketplace by increasing awareness of the benefits of ergonomic products generally and also by publicizing the quality of the Company's products within the ergonomic products industry. The Company intends to accomplish this by (i) creating an internet web site by September 1997, which will provide general information about ergonomics and the Company's products, (ii) sponsoring speaking engagements by the Company's consultant, Dr. Jerome Congleton, to organizations such as the Texas Back Institute and the National Exhibition of Contract Furnishings ("NEOCON"), and (iii) conducting seminars for dealer groups led by the Chairman of the Board and Chief Executive Officer, Rebecca E. Boenigk. By focusing on these goals, the Company seeks to enhance consumer recognition for ergonomic products in new and emerging markets in addition to improving consumer recognition in current markets.

         PRODUCTS. The concept for Neutral Posture chairs arose from Dr. Congleton's research, which is derived from National Aeronautics and Space Administration ("NASA") data concerning the human body's reaction to weightlessness. His research determined that in weightless conditions the body would naturally assume a neutral position in which no tendons are extended or retracted and in which the muscles experience no strain. This neutral position can be simulated by relaxing all muscles while floating face down in water and represents the human body's "neutral posture" position. Neutral Posture ergonomic chairs have up to 12 independent adjustments, allowing an individual to assume this stress-free posture. A recent, year-long study commissioned by the Cincinnati Service Center of the Internal Revenue Service ("IRS") published in September 1995 determined that ergonomic programs are an important tool in the improvement of overall organizational productivity. More specifically, the IRS study reported that the use of Neutral Posture chairs corresponded with a drop in the number of physiological signs of musculoskeletal disorders. The IRS study also reported that the Neutral Posture chair increased the employees' comfort and maintained productivity in the workplace.

         Neutral Posture chairs having contoured seats, which constituted over 95% of the Company's chairs sold in fiscal year 1997, are made with multi-densities of foam to distribute the user's body weight over a greater surface area than conventional seating. Additionally, the angle between the backrest and the seat structure of these chairs can be adjusted to approximate the posture that the body assumes naturally in the gravity-free environment of space. Five different seat designs and five different backrest styles provide additional comfort to meet the personal preferences of customers of various sizes and shapes. The backrests also contain multi-densities of foam that are shaped to provide maximum support in the lumbar area. The air lumbar pump, available on four of the Company's five series of chairs, inflates the lumbar area, allowing the backrest to conform even more closely to the unique curvature of each person's back.

         Neutral Posture chairs require minimal assembly by the customer and are delivered with a computer diskette and/or owner's manual that provides each customer with a visual explanation of how to adjust the chair for maximum comfort. All frame parts, mechanisms, bases, casters, cylinders, seat pans, backrests, armrests, foam and J-shaped back uprights of a Neutral Posture chair are warranted against defects in materials and workmanship for a period of five years from the date of delivery to the purchaser.

         Although the Company does allow pre-approved merchandise returns for a specified period of time, the Company endeavors to minimize product returns by offering prompt, on-site customer service and repair through its factory personnel, its network of dealers or its independent sales representatives. Neutral Posture chairs' interchangeable components permit easy replacement of worn or defective components. Product returns to date have been negligible.

         The designs for these chairs are based upon a patent purchased from Dr. Congleton. Dr. Congleton, a consultant to, and director of, the Company, has a written agreement with the Company that grants him 25% of net royalties collected by the Company from third parties for products manufactured, used or sold under license or sublicense of such patent. The Company does not presently plan to license the patent to third parties except in connection with the resolution of infringement disputes. See "Certain Transactions."

         In May 1997, the Company publicly announced that it anticipates producing a portable ergonomic workstation for the transport and use of a laptop computer and other items that would otherwise be carried in a briefcase which workstation is to be marketed under the tradename ComputErgo. ComputErgo will provide laptop users with (i) a fully adjustable portable work surface with two fold-out wings for documents, an organizer, document file pockets, retractable power/phone cords and built-in surge protection, and (ii) a compact carrying case on wheels with a retractable handle. This product was designed to help alleviate repetitive stress injuries associated with the emergence of "alternative officing," utilizing a laptop computer at any locale other than the traditional office. In March 1997, the Company filed a patent application relating to ComputErgo with the United States Patent and Trademark Office and in May 1997 a prototype of ComputErgo was designed.

Although further engineering of ComputErgo is necessary, the Company anticipates producing ComputErgo by the first quarter of calendar year 1998. Dr. Congleton, a consultant to, and a director of, the Company, has a written agreement with the Company to receive a perpetual 3% royalty of the net sales of every ComputErgo sold by the Company. In the future, Dr. Congleton will not receive any compensation or royalties for his designs other than (i) his annual consulting fee, and (ii) the royalties from (a) the license from the Company or sublicense of the patent covering virtually all of the Company's chairs, and (b) ComputErgo sales. See "Management -- Employment and Consulting
Agreements" and "Certain Transactions."   The Company will, however, also pay a
perpetual 1% royalty of the net sales of every ComputErgo sold by the Company to Texas A&M University, Dr. Congleton's employer. The Company has been informed that Texas A&M University will pay Dr. Congleton one-half of its 1% royalty in accordance with its standard policy. Although the Company does not believe that Texas A&M University has any claims to Dr. Congleton's inventions, there can be no assurance that Texas A&M University will not assert such claims in the future and that, if Texas A&M University does, such claims will not be successful. In addition, a co-inventor of ComputErgo, who assigned his interest in the related patent rights to the Company, has informally asserted that his design company was not paid for certain development work done on ComputErgo. See "Legal Proceedings."

         RESEARCH AND DEVELOPMENT. During fiscal years 1996 and 1997, the Company spent $352,000 and $224,000, respectively, on research and development. The Company intends to increase its research and development expenses. See "Use of Proceeds."

         MARKETING AND SALES. Historically, the vast majority of the Company's sales were made directly to corporate customers, but a growing percentage of the Company's sales is being made through dealers. The Company markets its products and services throughout the United States through approximately 50 independent sales representatives and its sales are channeled through a network of approximately 320 dealers. The Company believes that this strategy provides a strategic advantage relative to many of its competitors. The Company does not directly employ the independent sales representatives, but rather uses a commission based incentive system to maintain these relationships. The commission based incentive system rewards not only the number of units sold,
but the profitability of those sales.   The independent sales representatives
employ personalized sales techniques to maintain close contact with the Company's current customers and develop new customers. The Company's independent sales force receives extensive training, including annual seminars focused on the Company's products. The Company intends to use a portion of the net proceeds of the offering to hire two regional sales managers to provide additional training and sales management to its independent sales representatives.

         In addition to coordinating sales efforts with the Company's independent sales representatives, the Company's dealers generally handle project management, installation and maintenance for an account after the initial product selection and sale. Dealers typically purchase the product at a discount from retail and resell the product at a higher price. The Company is not dependent on any one of its dealers, the largest of them accounting for less than 7% of the Company's fiscal year 1997 sales.

         MANUFACTURING AND DISTRIBUTION. The Company normally operates one shift, five days per week, at its assembly facility located in Bryan, Texas. Approximately 31,300 chairs were manufactured during fiscal year 1997. The Company believes that the maximum capacity of this facility based on one shift is approximately 100,000 chairs per year. Additional capacity may be achieved by adding additional shifts. Therefore, the Company believes that production requirements for the foreseeable future can be satisfied with routine additional capital investment, which is not expected to be substantial.

         At its Bryan facility, the Company applies foam to seats and backs, upholsters, assembles and does machine work. By November 1997, the Company intends to have Shepherd injection-mold a majority of its seats and backs, which is a more efficient and economical process than using its current vacuum-form process. The injection molds will make an exact duplicate of the Company's seats and backs each time by heating plastic until molten and injecting it into a mold. This process eliminates hand-cutting the rough edges from each seat and back, which is necessary when using vacuum forms. Vacuum forms heat plastic until pliable and then shapes it over a mold using a suction process. The

Company believes that the use of the injection molds will reduce production costs and improve product quality.

         The Company's manufacturing goals are to: (i) continually improve design quality, (ii) achieve the best values in purchasing, (iii) uphold stringent quality controls, and (iv) deliver orders promptly. The Company believes its production standards are exceptional, with in excess of 99% customer acceptance for fiscal year 1997. The Company manufactures Neutral Posture chairs primarily to meet customer orders placed with the Company, which it believes minimizes finished goods inventory levels.

         RAW MATERIALS AND SUPPLIERS. The Company has formed close working relationships with its main suppliers and maintains a low level of inventory. The Company uses a variety of materials in its manufacturing, including plastic, foam, steel, fabrics, leathers and upholstery. Management currently maintains no long-term supply contracts and believes that the supply sources for these materials are adequate. Certain components of Neutral Posture chairs, principally the adjustment mechanism, are made by third party manufacturers to the Company's specifications. The Company is dependent upon its suppliers for timely delivery and product quality. While the Company's strategy is to maintain multiple sources of supply, the Company's largest supplier, Leggett & Platt, Inc., is currently the only source of the adjustment mechanism, a key component of the Neutral Posture chair. The adjustment mechanism is proprietary to the Company. While the Company has not had any adverse experience with this supplier, the Company does not have a binding supply contract with Leggett & Platt, Inc.

         DESIGN CAPABILITIES. The Company is committed to the creation and design of quality ergonomic products. Since its inception, the Company has relied upon the design capabilities of Dr. Jerome Congleton and Rebecca Boenigk.

         CUSTOMERS. The Company has a diversified customer base. The Company's largest customer group, the various facilities of the GSA, accounted for 16.2% of the Company's sales for fiscal year 1997. The Company's contract with the GSA which is subject to renegotiation or termination at the convenience of the GSA expires on January 20, 2001. In addition to the GSA, the Company's largest customers include UPS, Banc One, Relax the Back, the State of Washington and Hewlett-Packard, whose individual sales for fiscal year 1997 represented 10.4%, 6.2%, 5.4%, 5.3% and 4.9%, respectively, of the Company's total revenues. The Company does not have a binding contract with UPS, Banc One, Relax the Back, the State of Washington or Hewlett-Packard. One of the Company's dealers has an agreement with the State of Washington, but there is no long-term contract between the Company and such dealer. See "Risk Factors -- Dependence on Significant Customers."

         PATENTS AND TRADEMARKS. The Company owns a United States patent on which virtually all of the Company's chairs are based and several trademarks. The Company's patent covering virtually all of the Neutral Posture chairs expires in October 2003. For a discussion of legal proceedings, see "Business -- Legal Proceedings." Neutral Posture(R), ComputErgo(TM), ERGO 2000(TM), Establishing the Standard of Acceptability(TM) are trademarks of the Company. In addition, the Company has several pending patent applications, including the patent application covering ComputErgo, and possesses a wide array of unpatented proprietary know-how and common law trademarks. The Company's success and its ability to compete are dependent in part upon its proprietary technology. While the Company relies on patent, trademark, trade secret and copyright laws to protect its technology, the Company believes that factors such as the technological, creative and design skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are also essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. See "Risk Factors -- Reliance on Intellectual Property."

         BACKLOG. As of June 30, 1997, the Company's backlog of unfilled orders was $385,000. At June 30, 1996, the backlog totaled $418,000. The Company expects to fill all outstanding unfilled orders within one month, except as extended by customer requested ship dates. The Company manufactures substantially all of its products to existing orders and, as a result, backlog is not a significant factor used to predict the Company's long term business prospects.

         PROPERTIES. The Company's manufacturing and assembly operations are conducted in its approximately 46,000 square-foot Bryan, Texas facility. The Company also leases an approximately 1,400 square-foot showroom in the Chicago Merchandise Mart and an approximately 100 square-foot showroom in Washington, DC.

         COMPETITION. The Company faces significant competition in the contract furniture market. Neutral Posture chairs compete on the basis of design, health benefits, comfort, quality, durability, service and price. Existing and future competitors within the office furniture industry, including Herman Miller, Inc., Steelcase Inc. and Haworth, Inc., offer or will offer ergonomic products. There is also competition from numerous other ergonomic furniture companies such as HAG Inc., Grahl Industries, Inc. and Bodybilt. Certain of these competitors have much greater financial and other resources and offer a broader product line than the Company. The Company believes, however, that smaller competitors are often constrained by a lack of capital, access to distribution channels, manufacturing capabilities and/or management expertise.

         The Company believes that employers will increasingly seek its products to enhance employee comfort and productivity through ergonomic design. The Company believes that the following aspects of its manufacturing, marketing, sales, distribution and customer service are its competitive strengths: (i) its products are based on patented and/or patent-pending product designs, (ii) interchangeable seat, back and arm components accommodate a worker's physical attributes, which is advantageous to a large scale purchaser of contract furniture, (iii) interchangeable components facilitate on-site service and repair, and (iv) the Company offers extensive training to its end users, dealers and independent sales representatives about ergonomics, reducing stress in the workplace and how to use the Neutral Posture chair.

         EMPLOYEES. As of June 30, 1997, the Company employed 72 full-time employees, of whom 11 were in management, 14 were in administrative positions and 47 were in production. None of the Company's employees is subject to any collective bargaining agreement, and management considers its relations with its employees to be good.

         ENVIRONMENTAL MATTERS. The Company believes that it is substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of its employees based upon existing facts known to management. Compliance with federal, state, local and foreign environmental regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities may have an impact on the operations of the Company, but has, since the formation of the Company in 1990, been accomplished without having a material adverse effect on the Company. There can be no assurance that such regulations will not change in the future or that the Company will not incur material costs as a result of such regulations. The Company's ultimate goal is to reduce and, wherever possible, eliminate the use and creation of hazardous waste in its manufacturing processes.

         LEGAL PROCEEDINGS. Other than routine litigation matters, the Company is currently involved, both directly and indirectly, in three litigation matters. Two of the matters involve the Company's intellectual property rights and the third involves an alleged infringement on a third party's right of publicity. The first two matters bring into question the Company's right to own and enforce United States Patent No. 4,552,404 (the "Patent") which covers the design of virtually all of the Neutral Posture chairs. In addition, a ComputErgo designer has asserted a claim for payment for certain services, and the Company also is involved from time to time in various routine legal proceedings incidental to the conduct of its business.

         Litigation Involving the Company's Patent. Dr. Jerome Congleton, to whom the Patent was originally issued in 1985, reacquired the Patent in 1991 in connection with the settlement of litigation with Bodybilt. Such settlement restricted Dr. Congleton to granting only two licenses of the Patent. In 1991, Dr. Congleton licensed the right to use the Patent to Bodybilt and to the Company provided, among other things, that in each case such licensee, the Company and Bodybilt, not sell or transfer more than 50% of its assets or outstanding shares of stock. The initial public offering of common stock of Bodybilt caused the license from Dr. Congleton to Bodybilt to become null and void. Shortly after the termination of Bodybilt's license, Dr. Congleton assigned his entire interest in the Patent to the

Company. Bodybilt disputes the validity of this assignment, and filed suit on April 1, 1997, against Dr. Congleton in the United States District Court for the Southern District of Texas. Bodybilt asserts that Dr. Congleton breached the Bodybilt license agreement when he assigned the Patent to the Company. Bodybilt seeks a declaratory judgment as to Dr. Congleton's obligations and limitations under the Settlement Agreement executed in 1991, recision of the 1991 patent assignment to Dr. Congleton and indemnification for any patent infringement claims asserted by the Company against Bodybilt. Although the Company is not named as a party to the lawsuit, the lawsuit disputes the Company's exclusive rights to own and enforce the Patent and the Company has agreed to pay Dr. Congleton's defense costs. The Company believes this lawsuit to be meritless, but a contrary ruling could have a material adverse effect on the Company.

         On May 21, 1997, the Company initiated arbitration proceedings against Bodybilt claiming patent infringement, breach of contract, tortious interference, slander, trade libel and unfair competition. The Company believes that substantially all of the chairs sold by Bodybilt are designed in such a manner that they infringe the Patent. The Company intends to enforce what it believes to be exclusive ownership rights to the Patent by seeking injunctive relief as well as damages. The demand for arbitration was filed with the American Arbitration Association pursuant to a mandatory arbitration clause included in the settlement agreement executed in 1996 between the Company and Bodybilt.

         The Armstrong Litigation. On January 24, 1997, a former astronaut, Neil Armstrong filed suit against the Company in the United States District Court for the Northern District of California. Mr. Armstrong complains of the Company's alleged use of his likeness in advertising literature distributed by the Company. Mr. Armstrong alleges that, in using his picture without his consent, the Company violated his statutory and common-law right to privacy. Additionally the complaint alleges Lanham Act violations, unfair competition, negligence and intentional infliction of emotional distress and seeks preliminary and permanent injunctive relief as well as both actual and punitive damages. Mr. Armstrong has a history of vigorously enforcing his publicity rights, and as such, there are several precedential settlements that should set a benchmark for a possible judgment against the Company. Based on these prior settlement figures, the Company believes that any judgment or settlement will fall within the range of the Company's insurance coverage under its applicable policy. Therefore, the Company believes that the suit will not have a material adverse effect on the Company.

         ComputErgo. Ronald Kemnitzer, a co-inventor of ComputErgo who assigned his interest in the related patent rights to the Company, has informally asserted that his design company, Kemnitzer Design, Inc. ("KDI"), was not paid for the second phase of certain design and development work done on ComputErgo. Although the Company paid KDI for the first phase of such work, it did not enter into a written contract for the second phase (as required by the KDI proposal) and the Company engaged another design company to perform such work. To date, neither KDI nor Mr. Kemnitzer has made any written demand for payment for its work under any patent issued with respect to ComputErgo. The Company believes Mr. Kemnitzer's assertion is meritless.

                                   MANAGEMENT

         DIRECTORS AND EXECUTIVE OFFICERS. The names of the directors and executive officers of the Company upon completion of the offering and their respective ages and positions are as follows:

            NAME              AGE                              POSITION
 ------------------------     ---     ---------------------------------------------------------------
 Rebecca E. Boenigk            33      Chairman of the Board, Chief Executive Officer and Director
 David W. Campbell             54      President and Director
 David W. Ebner                36      Vice President of Operations
 Gregory A. Katt               39      Vice President, Chief Financial Officer and Secretary/Treasurer
 Dr. Jerome J. Congleton       53      Director
 Ronald L. Jones               54      Director
 James W. Thompson             45      Director
 Cynthia Pladziewicz           40      Director

         It is anticipated that prior to the first annual meeting of shareholders of the Company following the offering, the directors of the Company will increase the size of the Company's Board of Directors from six directors to seven directors and another director who is not an officer or employee of the Company will be elected to fill the vacancy.

         Rebecca E. Boenigk co-founded the Company in 1990 and has served as Chairman of the Board and Chief Executive Officer since 1996 and served as President from 1990 to 1996. She currently serves in the class of directors whose terms expire at the 2000 annual meeting of shareholders. Mrs. Boenigk also serves on the Industry Advisory Board of the National Science Foundation Industry/ University Cooperative Research Center in Ergonomics at Texas A&M University. Mrs. Boenigk is a member of the Human Factor and Ergonomic Society. In 1997, Mrs. Boenigk was awarded, along with her mother, Jaye Congleton, Ernst and Young's Entrepreneur of the Year award in manufacturing in the Houston region. Mrs. Boenigk is the daughter of Dr. Jerome Congleton, a director of, and consultant to, the Company.

         David W. Campbell has served as President and a director of the Company since April 1, 1996, and serves in the class of directors whose terms expire at the 1998 annual meeting of shareholders. Prior to assuming these positions, from 1994 to 1996, Mr. Campbell was a principal with Pate, Winters and Stone, Management Consultants. From 1989 to 1994, Mr. Campbell served as a Division President of Scotsman Industries, Inc., a publicly held manufacturer and marketer of refrigeration products primarily for the food service industry. From 1987 to 1989, Mr. Campbell served as a Division President of Household Manufacturing, a division of Household International, Inc., a financial, retailing and manufacturing conglomerate. Additionally, from 1980 to 1987, Mr. Campbell served as President, Chief Executive Officer and a director of Booth, Inc., a publicly traded manufacturer of soft drink dispensing equipment.

         David W. Ebner has served as Vice President of Operations since 1995. From 1994 to 1995, Mr. Ebner served as the Company's Plant Manager. From 1982 to 1994, Mr. Ebner was the Manager of Facilities and Operations for CompuAdd, Inc., a computer manufacturer and retailer.

         Gregory A. Katt has served as Vice President and Chief Financial Officer of the Company since May 1997 and as Secretary/Treasurer of the Company since August 1997. Mr. Katt served as Treasurer of American Exploration Company, a publicly traded oil and gas exploration and production company, from June 1995 to May 1997 and as its Director of Corporate Reporting, Budgeting and Tax from June 1992 to June 1995.

         Dr. Jerome J. Congleton became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 1999 annual meeting of shareholders. Dr. Congleton is also a consultant to the Company. Dr. Congleton is the inventor of the Neutral Posture chair and has been an associate professor in the Safety Engineering Program at Texas A&M University since 1983 and a founder and co-director of the National Science Foundation Industry/University Cooperative

Research Center in Ergonomics at Texas A&M University since its formation in 1994. Dr. Congleton is the father of Mrs. Boenigk, the Chairman of the Board and Chief Executive Officer of the Company.

         Ronald L. Jones became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 1999 annual meeting of shareholders. Since March 1996, Mr. Jones has served as President and Chief Executive Officer of Sealy Corporation, a manufacturer of mattresses and boxsprings. From 1988 to 1996, he served as President of Masco Home Furnishings Inc., a furniture manufacturer. Mr. Jones served as President of HON Industries, Inc., a publicly traded national manufacturer and marketer of office furniture, from 1982 to 1988.

         James W. Thompson became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 2000 annual meeting of shareholders. Since December 1994, Mr. Thompson has served as President, Chief Executive Officer and director of Vallen Corporation, a publicly held distributor of industrial safety and health products designed for the protection of the individual worker and the workplace environment. Mr. Thompson joined Vallen Corporation in June 1994 as President and Chief Executive Officer of Vallen Safety Supply Company. From 1991 to 1994, Mr. Thompson was the Senior Group Vice President of Westburne, Inc., a publicly traded distributor of electrical plumbing, HVAC and telecommunications equipment.

         Cynthia Pladziewicz became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 1998 annual meeting of shareholders. Since October 1995, Mrs. Pladziewicz has worked as a psychologist at The Well Being Group where she conducts psychological assessments and pre-surgical psychological screenings, leads psycho-educational and support groups focused on pain management and consults with physicians regarding patient treatment related to spine surgery programs. Mrs. Pladziewicz is an attorney who served of counsel to Thompson & Knight, P.C. from 1991 to June 1997.

         COMMITTEES OF THE BOARD OF DIRECTORS. Within 90 days of the closing of the offering, the Board of Directors will establish an Audit Committee. The Audit Committee will consist of independent directors selected by the Board of Directors. The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

         The Board of Directors does not currently have a Compensation Committee but anticipates establishing one within 90 days of the closing of the offering. Prior to the offering, the Company's senior management was directly involved in setting compensation for the Company's executives. The functions of the Compensation Committee will be to review and approve annual salaries, bonuses, and grants of stock options pursuant to the Company's 1997 Omnibus Securities Plan and to review and approve the terms and conditions of all material employee benefit plans or changes thereto. The Compensation Committee will consist of independent directors selected by the Board of Directors.

         COMPENSATION OF DIRECTORS. Directors who are not also employees of the Company will receive options to purchase 5,000 shares of Common Stock at an exercise price equal to the initial public offering price. Such options will vest one year after the date of grant. See "Management -- 1997 Omnibus Securities Plan." Such directors will also be paid a fee of $1,000 per board meeting attended and $750 per board committee meeting attended and will be reimbursed for out-of-pocket expenses incurred for attendance at such meetings. Other than with respect to reimbursement of expenses, directors who are employees of the Company will not receive additional compensation for their services as a director.

         EXECUTIVE COMPENSATION. The following table sets forth, for the year ended June 30, 1997, individual compensation information for the Chief Executive Officer of the Company and each of the other most highly compensated executive officers of the Company who were serving as executive officers at June 30, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM COMPEN-
                                                    ANNUAL COMPENSATION             SATION AWARDS
                                               -----------------------------     --------------------      ALL OTHER
                                               FISCAL     SALARY                 SECURITIES UNDERLY-       COMPENSA-
 NAME AND PRINCIPAL POSITION                   YEAR        ($)       BONUS ($)     ING OPTIONS (#)          TION ($)
 ---------------------------------------       ----      -------      ------     --------------------      ---------
 Rebecca E. Boenigk  . . . . . . . . . .       1997      200,000      78,179              0                13,938 (1)
    Chairman of the Board and
    Chief Executive Officer
 David W. Campbell   . . . . . . . . . .       1997      120,000      50,406              0                 6,100 (2)
    President
 Jaye E. Congleton (3) . . . . . . . . .       1997      120,000      60,140              0                12,000 (4)
    Executive Vice President and
    Secretary

----------------
(1) Amounts in this column consist of (i) the estimated dollar value of the benefit to the executive officer of Company- paid premiums on split-dollar life insurance policies on the life of the executive in the amount of $12,000 and (ii) the estimated dollar value of the benefit to the executive officer of the personal use of the Company's automobile in the amount of $1,938.
(2) Amounts in this column consist of the estimated dollar value of the benefit to the executive officer and his spouse of Company-paid premiums on life insurance policies on the life of the executive.
(3) Mrs. Congleton resigned as an officer and director on August 1, 1997.
(4) Amounts in this column consist of the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance policies on the life of the executive.

         EMPLOYMENT AND CONSULTING AGREEMENTS. The Company has entered into employment agreements with Rebecca Boenigk, the Company's Chairman of the Board and Chief Executive Officer, David W. Campbell, the Company's President, David
W. Ebner, the Company's Vice President of Operations, and Gregory A. Katt, the Company's Vice President, Chief Financial Officer and Secretary/Treasurer, for a term expiring on July 1, 2000, subject to automatic one-year extensions unless either party gives 60 days written notice of its intention not to renew. The agreement with Mrs. Boenigk provides for a base salary of $200,000, with an annual bonus based on the attainment of targets set by the Board of Directors. The agreement with Mr. Campbell provides for a base salary of $135,000 and an annual bonus based on the attainment of targets set by the Board of Directors. The agreement with Mr. Ebner provides for a base salary of $75,000 and an annual bonus based on the attainment of targets set by the Board of Directors. The agreement with Mr. Katt provides for a base salary of $75,000 and an annual bonus based on the attainment of targets set by the Board of Directors. Officers' salaries may be increased at the discretion of the Board of Directors. The agreements contain non-compete (during the term of the agreement and 18 months thereafter) and confidentiality provisions.

         In addition, the Company has entered into a Consulting Agreement, dated as of July 1, 1997, with Dr. Jerome Congleton. Pursuant to this agreement, Dr. Congleton receives an annual fee of $90,000 and the agreement terminates on July 1, 2007. The agreement may be terminated at any time by the written mutual agreement of Dr. Congleton and the Company.

         All compensation decisions concerning executive officers have been made by the Board of Directors. See "Management -- Executive Compensation."

         401(K) PLAN. The Company intends, but has not taken any steps, to implement a 401(k) plan for its employees in the foreseeable future.

         CASH BONUS PLAN. The Company has a discretionary cash bonus plan under which, based on the profitability of the Company, it has in the past and expects in the future to pay bonuses to officers and employees of the Company. Bonuses paid are at the discretion of the management of the Company and must be approved by the Board of Directors.

         AMENDED AND RESTATED 1996 NONQUALIFIED STOCK OPTION PLAN. The Board of Directors and the shareholders approved the Company's Amended and Restated 1996 Nonqualified Stock Option Plan (the "Stock Option Plan") effective as of April 29, 1996. As of June 30, 1997, the Company had outstanding options representing 200,000 shares of Common Stock, representing all of the shares available under the Stock Option Plan. If at any time within five years after the original date of grant of any option under the Stock Option Plan, the Company files a registration statement under the Securities Act, in respect of an underwritten public offering of its common stock, the Company, at its own expense, shall register option shares purchased by an optionee, concurrently with the registration of such other common stock. If all the option shares have not been registered by optionees within five years after the original date of any option under the Stock Option Plan, the Company shall file a registration statement under the Securities Act within 120 days after the expiration of such five year period. Except for the shares of Common Stock offered by Mr. Campbell and Mr. Ebner hereby, such registration rights have been waived for this offering.

         1997 OMNIBUS SECURITIES PLAN. The Board of Directors and the shareholders of the Company approved the Company's 1997 Omnibus Securities Plan (the "Plan") for the employees, directors and consultants of the Company. The number of shares of Common Stock reserved for issuance under the Plan is 200,000 shares, of which the Company intends to issue as soon as practicable following consummation of the offering (a) options to acquire 55,000 shares of Common Stock and (b) 20,000 shares of restricted stock subject to vesting.
The Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee may grant stock based compensation to Plan participants, including nonqualified stock options, incentive stock options within the meaning of Section 422 of the Code, stock appreciation rights and restricted stock. In the event of a change of control, all unmatured installments of any incentive stock option, non-qualified stock option, restricted stock or stock appreciation right outstanding will automatically be accelerated and vested or exercisable in full. A change in control of the Company is deemed to occur upon any of the following events: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company's Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the "Continuing Directors") who (x) at the date of the Plan were directors or (y) become directors after the date of the Plan and whose election or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the directors then in office who were directors at the date of the Plan or whose election or nomination for election was previously so approved;
(v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of an aggregate of 20% of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act) who beneficially owned less than 15% of the voting power of the Company's outstanding voting securities on the date of the Plan, or the acquisition of beneficial ownership of an additional 5% of the voting power of the Company's outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company's outstanding voting securities on the date of the

Plan, provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change of control if the acquiror is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a subsidiary of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or
(vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

         STOCK OPTIONS. The following table shows for each of the named executive officers the number of shares covered by both exercisable and non-exercisable stock options as of June 30, 1997, and the values for "in-the-money" options, based on the positive spread between the exercise price of any such existing stock options and the year-end value of the Common Stock.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SHARES UNDERLYING        VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS
                                                                  JUNE 30, 1997                    JUNE 30, 1997
                                                           -----------------------------   -----------------------------

                              SHARES            VALUE
                            ACQUIRED ON       REALIZED
 NAME                       EXERCISE (#)       ($)(1)       EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
 ----                      -------------     ------------   -----------    -------------   -----------    -------------
 David Campbell  . . .        100,000         $227,500           0            200,000           $0          $1,155,000

--------------------
(1) Aggregate market value (based on value of $2.50 per share) of the shares covered by the options, less aggregate exercise price payable by the named executive officer.

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS. During fiscal year 1997, the Company had no separate compensation or stock option committee or other board committee performing equivalent functions, and these functions were performed by Mrs. Boenigk. The Company expects to form a Compensation Committee within 90 days of the closing of the offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person who is known by management to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) the Selling Shareholders, (iii) each of the Company's directors and executive officers, and (iv) all directors and executive officers of the Company as a group. See "Management" and "Certain Transactions" for a description of the Selling Shareholder's position, office or other material relationship with the Company within the past three years. Unless otherwise indicated, each person listed in the table has or will have sole voting and investment power over the Common Stock that the person beneficially owns, subject to community property laws where applicable and subject to the footnotes to this table.


                                                                                                     SHARES BENEFICIALLY
                                                        SHARES BENEFICIALLY OWNED                           OWNED
                                                            PRIOR TO OFFERING                           AFTER OFFERING
                                                        -------------------------   ------------   ----------------------
                                                                     PERCENT OF       SHARES                    PERCENT
        NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER          CLASS       BEING SOLD      NUMBER     OF CLASS
 -------------------------------------------------      ----------   ------------   ------------   ---------  -----------
 Rebecca E. Boenigk (1) (2)  . . . . . . . . . . .        960,000          38.4%        76,800       883,200   27.4%
 David W. Campbell (1) (3) . . . . . . . . . . . .        400,000          16.0%        80,000       320,000    9.9%
 Dr. Jerome J. Congleton (1) (4) . . . . . . . . .        885,760          35.4%            --       814,900   25.3%
 Ronald L. Jones (5) (6) . . . . . . . . . . . . .             --            --             --            --      --
 James W. Thompson (6) (7) . . . . . . . . . . . .             --            --             --            --      --
 Cynthia Pladziewicz (6) (8) . . . . . . . . . . .             --            --             --            --      --
 Gregory A. Katt (1) . . . . . . . . . . . . . . .             --            --             --            --      --
 David W. Ebner (1)  . . . . . . . . . . . . . . .        100,000           4.0%        20,000        80,000    2.5%
 Jaye E. Congleton (1) (9) . . . . . . . . . . . .        885,760          35.4%        70,860       814,900   25.3%
 Catherine J. Coker (1) (10) . . . . . . . . . . .        114,240           4.6%        11,420        91,400    2.8%
 Eric N. Coker (1) (11)  . . . . . . . . . . . . .        114,240           4.6%        11,420        91,400    2.8%
 C. Michele Zincke (1) . . . . . . . . . . . . . .         40,000           1.6%         8,000        32,000    *
 All directors and executive officers as a group
   (a total of 9 persons) (6) (12)   . . . . . . .      2,345,760          93.8%       278,500     2,098,100   65.1%(12)

--------------------
*     Represents beneficial ownership of less than 1%.

(1) The business address for the named person is 3904 N. Texas Avenue, Bryan, Texas 77803.
(2) Does not include the shares owned by Rebecca E. Boenigk's mother, Jaye E. Congleton, as to which Mrs. Boenigk disclaims beneficial ownership.
(3) Includes options to purchase 200,000 shares of Common Stock that will become exercisable upon consummation of the offering pursuant to the Amended and Restated 1996 Nonqualified Stock Option Plan.
(4) Includes the shares owned by Dr. Jerome Congleton's wife, Jaye E. Congleton, as to which Dr. Congleton disclaims beneficial ownership.
      Does not include the shares owned by Dr. Congleton's daughter, Rebecca E. Boenigk, as to which Dr. Congleton disclaims beneficial ownership.
(5) The business address for the named person is 1228 Euclid Avenue, 10th Floor, Halle Building, Cleveland, Ohio 44115.
(6) Does not include options to be granted upon consummation of the offering to Mrs. Pladziewicz and Messrs. Jones and Thompson under the 1997 Omnibus Securities Plan representing the right to acquire 5,000 shares of Common Stock each.
(7) The business address for the named person is 1333 Northwest Freeway, Houston, Texas 77040.
(8) The business address for the named person is 6300 West Parker Road, Plano, Texas 75093.
(9) Does not include the shares owned by Jaye E. Congleton's daughter, Rebecca E. Boenigk, as to which Mrs. Congleton disclaims beneficial ownership.

(10) Includes the shares owned by Catherine J. Coker's husband, Eric N. Coker, as to which Mrs. Coker disclaims beneficial ownership. Does not include the shares owned by Mrs. Coker's mother, Jaye E. Congleton, as to which Mrs. Coker disclaims beneficial ownership.
(11) Includes the shares owned by Eric N. Coker's wife, Catherine J. Coker, as to which Mr. Coker disclaims beneficial ownership.
(12) If the Underwriter's over-allotment option is exercised in full, the percentage of shares to be beneficially owned by the directors and executive officers as a group after the offering will be 62.2%.

                              CERTAIN TRANSACTIONS

         ISSUANCE OF NOTES TO SELLING SHAREHOLDERS. In August 1997, the Company issued notes to the Selling Shareholders for the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which is intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings. Such notes bear interest at a rate of 7.5% per annum and mature on the date of the consummation of the offering. The Company intends to use $643,000 of the net proceeds of the offering to repay the notes to Selling Shareholders.

         COMPANY LOANS. In June 1996 and April 1997, the Company made loans pursuant to notes in the amounts of $32,225 and $106,225, respectively, to Mr. Campbell, President and director of the Company, in connection with the exercise of a portion of his stock options. The notes bear interest at a rate of 7.5% per annum and mature on December 31, 2000 and December 31, 2001, respectively.

         In June 1996, the Company made a loan pursuant to a note in the amount of $32,225 to Mr. Ebner, Vice President of Operations of the Company, in connection with the exercise his stock options. The note bears interest at a rate of 7.5% per annum and matures on December 31, 2000.

         ROYALTIES. In March 1997, Dr. Congleton assigned the rights, title and interest in the Patent to the Company in exchange for $30,000 and 25% of net royalties collected by the Company from third parties for products manufactured, used or sold under license or sublicense of the Patent. Dr. Congleton also has a written agreement with the Company that grants him a perpetual 3% royalty on the net sales of every ComputErgo sold by the Company.

         GUARANTEES. The Revolving Credit Facility is guaranteed by Mrs. Boenigk and Mrs. Congleton. No amounts were outstanding under the Revolving Credit Facility loan at June 30, 1997. Upon consummation of the offering, Mrs. Boenigk's and Mrs. Congleton's personal guarantees will be released by the lender.

         DISTRIBUTIONS. For the period between April 1, 1996 through June 30, 1997, the Company had declared distributions of $323,000 and had paid $223,000 of this amount to its shareholders in connection with their estimated federal income tax obligations attributable to the Company's earnings, of which Mrs. Boenigk, Mrs. Congleton, Mrs. Coker, Mrs. Zincke and Messrs. Campbell, Ebner and Coker received $140,945, $130,046, $8,386, $5,873, $14,682, $14,682 and
$8,386, respectively.

         OTHER RELATIONSHIPS. Cynthia Pladziewicz, a director of the Company, served of counsel to Thompson & Knight, P.C. during fiscal year 1997. The Company intends to retain Thompson & Knight, P.C. to perform certain blue sky research and filing in connection with the offering.

         FUTURE TRANSACTIONS. Although the Company has no present intention to do so, it may in the future enter into other transactions incident to its business with its directors, officers, shareholders and other affiliates. The Company's policy is that any transaction in the future with an affiliated entity, executive officer, shareholder or director will be subject to review and approval by a majority of the Company's directors who have no interest in the transaction and such transaction will be on no less favorable terms than the Company could obtain from unaffiliated parties.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of (i) 14,000,000 shares of Common Stock, par value $.01 per share and (ii) 1,000,000 shares of preferred stock, par value $.01 per share. On June 30, 1997, there were seven holders of record of Common Stock with 2,300,000 shares outstanding, and no shares of preferred stock were outstanding.

         COMMON STOCK. Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of any outstanding shares of any preferred stock. See "Dividend Policy." In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any, of any preferred stock.

         Except as otherwise required by law or the Amended and Restated Articles of Incorporation, the holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including the election of directors. Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of Common Stock are subject to the rights, preferences, and privileges granted to the holders of any series of preferred stock which the Company may issue in the future.

         PREFERRED STOCK. The Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of fully authorized shares of preferred stock in one or more series and may, at the time of issuance, determine the powers, rights, preferences, and limitations of each series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management.

         SPECIAL PROVISIONS OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS. The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions also are intended to help ensure that the Board of Directors, if confronted by a surprise proposal from a third party that has acquired a block of Common Stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its shareholders. These provisions of the Amended and Restated Articles of Incorporation may not be amended or repealed by the shareholders of the Company except upon the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon. The following is a summary of the provisions contained in the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and is qualified in its entirety by reference to such documents in the respective forms filed as exhibits to the Registration Statement of which this prospectus forms a part.

         AMENDMENT OF BYLAW PROVISIONS. The Amended and Restated Articles of Incorporation provides that Bylaw provisions may be adopted, altered, amended, or repealed only by the affirmative vote of (i) at least two-thirds of the members of the Board of Directors who are elected by the holders of Common Stock or (ii) the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

         CLASSIFIED BOARD OF DIRECTORS. The Amended and Restated Articles of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors in a short period of time. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors.

         NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL. The Amended and Restated Articles of Incorporation provides that the number of directors is currently six, which number may be increased or decreased pursuant to the Amended and Restated Bylaws of the Company but in no event will be less than the minimum number required by law. The Company's Amended and Restated Bylaws provide that the Board of Directors, acting by majority vote of the directors then in office, may fill any newly created directorship or vacancies on the Board of Directors.

         The Company's Amended and Restated Articles of Incorporation provides that a director may be removed with or without cause. "Cause" is defined in the Amended and Restated Articles of Incorporation to mean that a director (i) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, (ii) has missed three consecutive meetings of the Board of Directors, or (iii) has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of his duties to the Company in a matter of substantial importance to the Company, and such adjudication has become final and non-appealable. These provisions will preclude a shareholder from simultaneously removing incumbent directors without cause and gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

         SPECIAL MEETINGS. The Amended and Restated Bylaws and Amended and Restated Articles of Incorporation provide that special meetings of shareholders may be called by a majority of the Board of Directors, the Chairman of the Board of Directors, or by any holder or holders of at least 25% of any class of the Company's outstanding capital stock then entitled to vote at the meeting.

         ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINEES. The Amended and Restated Bylaws establish an advance notice procedure with regard to business proposed to be submitted by a shareholder at any annual or special meeting of shareholders of the Company, including the nomination of candidates for election as directors. The procedure provides that a written notice of proposed shareholder business at any annual meeting must be received by the Secretary of the Company not more than 180 days nor less than 120 days before the first anniversary of the prior year's annual meeting or, in the event of a special meeting, not more than 10 days after the notice of the special meeting.

         Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such persons's written consent to being named in a proxy statement as a nominee and to serving as a director if elected.

         The chairman of a meeting of shareholders may determine that a person is not nominated in accordance with the nominating procedure, in which case such person's nomination will be disregarded. If the chairman of a meeting of shareholders determines that other business has not been properly brought before such meeting in accordance with the Bylaw procedures, such business will not be conducted at the meeting. Nothing in the nomination procedure or the business will preclude discussion by any shareholder of any nomination or business properly made or brought before the annual or any other meeting in accordance with the foregoing procedures.

         LIMITATIONS ON DIRECTORS' LIABILITY. The Company's Amended and Restated Articles of Incorporation provides that the liability of the directors of the Company to the Company or its shareholders for monetary damages for acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of the State of Texas and any other applicable law, as such laws now exist and to such greater extent as they may provide in the future. This elimination of liability for monetary damages permitted by Texas law does not alter the standard of conduct with which directors must comply nor does it affect the availability of equitable relief to the Company and its shareholders.

         TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have outstanding Underwriter's over-allotment option is exercised in full) excluding (i)
200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering (a) options to acquire 55,000 shares of Common Stock and (b) 20,000 shares of restricted stock subject to vesting, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and (iii) 100,000 shares of Common Stock subject to the Underwriter's Warrants. Of these shares of Common Stock, all of the 1,000,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 or Rule 701 thereunder. Each of the Selling Shareholders of the Company has agreed that he or she will not, directly or indirectly, offer, sell, pledge, contract to sell, transfer the economic risk of ownership in, make any short sale, or otherwise dispose of shares of Common Stock or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock, without the consent of the Underwriter prior to the release of the Company's audited financial results for fiscal year 1999. See "Underwriting."

         In general, under Rule 144 as currently in effect, affiliates of the Company or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. No sales are permitted under Rule 144 until the Company has been subject to reporting with the Commission for at least 90 days. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above.

         Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors before the date the Company becomes subject to the reporting requirements of the Exchange Act pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements. Such securities will be subject, however, to any lock-up agreements related to such securities.

         The Company intends to file a registration statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under the Company's 1997 Omnibus Securities Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Underwriting."

         No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

         The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company 1,000,000 shares of Common Stock. The nature of the obligations of the Underwriter is such that if any of such shares are purchased, all must be purchased.

         The Underwriter initially proposes to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this prospectus. The Underwriter may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in excess of $____ per share, and the Underwriter may allow, and such dealers may reallow, to members of the NASD a concession not in excess of $____ per share. After the public offering, the price to public, the concession and the reallowance may be changed by the Underwriter.

         The Company has granted an option to the Underwriter, exercisable within 45 days after the date of this prospectus, to purchase up to an additional 150,000 shares of Common Stock at the initial price to the public, less the underwriting discount, set forth on the cover page of this prospectus. The Underwriter may exercise the option only for the purpose of covering over-allotments.

         The Company has also agreed to grant to the Underwriter warrants to purchase up to 100,000 shares of Common Stock. The Underwriter's Warrants will not be registered. The Underwriter's Warrants will be exercisable for a period of four years, commencing one year after the date of this prospectus, at an initial per share exercise price equal to 120% of the price to the public set forth on the cover page of this prospectus. Neither the Underwriter's Warrants nor the shares of Common Stock issuable upon exercise thereof may be transferred, assigned or hypothecated until one year from the date of this prospectus, except that they may be assigned, in whole or in part, to any successor, officer, director, member or partner of the Underwriter. If the holder or holders of the Underwriter's Warrants notify the Company of their intention to exercise all or a portion of the Underwriter's Warrants and such exercise would cause Mrs. Boenigk and Mrs. Congleton to collectively own less than 50% of the Company's outstanding Common Stock, the Company may, before the exercise of the Underwriter's Warrants, redeem the Underwriter's Warrants that were being exercised by paying to the holder or holders the difference between the exercise price of the Underwriter's Warrant and the last reported sales price for the Common Stock on the date that notice of intention to exercise is given to the Company. The Company must notify the holder or holders of its intention to redeem the Underwriter's Warrants being tendered for exercise within 24 hours of its receipt of notice and consummate the cash redemption within five days of receipt of notice.

         The holders of the Underwriter's Warrants will have no voting, dividend or other rights as shareholders of the Company unless and until the exercise of the Underwriter's Warrants. The number of securities deliverable upon any exercise of the Underwriter's Warrants or its underlying securities and the exercise price of the Underwriter's Warrants are subject to adjustment to protect against any dilution upon the occurrence of certain events, including issuance of stock dividends, stock splits, subdivision or combination of outstanding stock and reclassification of stock.

         During and after the offering, the Underwriter may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions in connection with the offering. The Underwriter may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the Underwriter if such Common Stock is repurchased by the Underwriter in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

         The Company, its executive officers, directors and principal shareholders have agreed that until the Company has released earnings for fiscal year 1999, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock or other securities which are substantially similar to the Common Stock or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or securities which are substantially similar to the Common Stock without the prior written consent of the Underwriter.

         Prior to this offering, there has been no market for the Common Stock and there can be no assurance that a regular trading market will develop upon the completion of this offering. The initial public offering price was determined by negotiations between the Company and the Underwriter. The primary factors considered in determining such offering price included the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history of and prospects for the Company's business, the Company's past and present operations and earnings and the trend of such earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors.

         The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the Underwriter may be required to make in respect thereof.

         The Underwriter has advised the Company that it does not expect any sales by the Underwriter to accounts over which it exercises discretionary authority.

                                 LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

         The financial statements of the Company as of June 30, 1997 and for each of the two years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

         The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, or on the internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

         As a result of this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                  PAGE
                                                                                                                  ----
INDEPENDENT AUDITORS' REPORT..................................................................................     F-2

FINANCIAL STATEMENTS AND NOTES:

   Balance Sheet as of June 30, 1997..........................................................................     F-3

   Statements of Income for the Years Ended June 30, 1996 and 1997............................................     F-4

   Statements of Shareholders' Equity for the Years Ended June 30, 1996 and 1997..............................     F-5

   Statements of Cash Flows for the Years Ended June 30, 1996 and 1997........................................     F-6

   Notes to Financial Statements..............................................................................     F-7

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Neutral Posture Ergonomics, Inc.:

We have audited the accompanying balance sheet of Neutral Posture Ergonomics, Inc. as of June 30, 1997, and the related statements of income, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1997, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.



/s/  DELOITTE & TOUCHE LLP

Dallas, Texas
August 11, 1997

                        NEUTRAL POSTURE ERGONOMICS, INC.

                                 BALANCE SHEET


                                                                                 JUNE 30, 1997
                                                                         ------------------------------
                                                                                             PRO FORMA
                                                                          HISTORICAL         (NOTE 8)
                                                                         -------------    -------------
                                       ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                             $     294,014    $     294,014
   Accounts receivable - less allowance for doubtful accounts of
      $68,000 (Notes 3 and 6)                                                1,124,227        1,124,227
   Inventories (Note 3)                                                        507,577          507,577
   Deferred income tax benefits (Notes 4 and 8)                                     --           20,000
   Prepaid expenses and other                                                  156,947          156,947
                                                                         -------------    -------------

           Total current assets                                              2,082,765        2,102,765

PROPERTY AND EQUIPMENT - Net (Notes 2 and 3)                                 1,434,939        1,434,939

NOTES RECEIVABLE - shareholders (Note 5)                                       118,175          118,175

DEPOSITS AND OTHER                                                              62,162           62,162
                                                                         -------------    -------------

TOTAL                                                                    $   3,698,041    $   3,718,041
                                                                         =============    =============

                        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt (Note 3)                            $      26,077    $      26,077
   Accounts payable                                                            755,264          755,264
   Accrued liabilities                                                         563,135          563,135
   Income taxes payable (Note 4)                                                47,706           47,706
   Distributions payable to shareholders                                       100,000          100,000
                                                                         -------------    -------------

           Total current liabilities                                         1,492,182        1,492,182

LONG-TERM DEBT - Less current portion (Note 3)                                 606,591          606,591

NOTES PAYABLE TO SHAREHOLDERS (Note 8)                                              --          643,000

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 5):
   Common stock:  $.01 par value; 14,000,000 shares authorized,
      2,300,000 shares issued and outstanding                                   23,000           23,000
   Additional paid-in capital                                                  382,000          382,000
   Retained earnings (Note 8)                                                1,373,238          750,238
   Accounts and notes receivable - shareholders                                (95,845)         (95,845)
   Deferred compensation - stock options granted                               (83,125)         (83,125)
                                                                         -------------    -------------

           Total shareholders' equity                                        1,599,268          976,268
                                                                         -------------    -------------

TOTAL                                                                    $   3,698,041    $   3,718,041
                                                                         =============    =============


                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                              STATEMENTS OF INCOME


                                                    YEARS ENDED JUNE 30,
                                               ----------------------------
                                                   1996            1997
                                               ------------    ------------
NET SALES (Note 6)                             $ 11,063,868    $ 12,089,262

COST OF SALES                                     7,682,754       7,594,322
                                               ------------    ------------

GROSS PROFIT                                      3,381,114       4,494,940

OPERATING EXPENSES:
   Selling                                          967,223       1,232,346
   General and administrative                     2,013,330       2,181,314
                                               ------------    ------------

           Total                                  2,980,553       3,413,660
                                               ------------    ------------

OPERATING INCOME                                    400,561       1,081,280

OTHER INCOME (EXPENSE):
   Interest expense                                 (83,418)       (138,869)
   Interest income                                      733          13,764
   Other                                             24,957          46,893
                                               ------------    ------------

           Total                                    (57,728)        (78,212)
                                               ------------    ------------

INCOME BEFORE INCOME TAXES                          342,833       1,003,068

PRO FORMA INCOME TAXES (Notes 1 and 4)              127,593         292,693
                                               ------------    ------------

PRO FORMA NET INCOME                              $ 215,240    $    710,375
                                               ============    ============

PRO FORMA NET INCOME PER COMMON SHARE                          $        .27
                                                               ============

PRO FORMA WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING (Note 8)                          2,607,167
                                                               ============


                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                            ACCOUNTS AND
                                                COMMON               ADDITIONAL                NOTES                     TOTAL
                                                SHARES      COMMON    PAID-IN    RETAINED    RECEIVABLE -  DEFERRED   SHAREHOLDERS'
                                                ISSUED      STOCK     CAPITAL    EARNINGS   SHAREHOLDERS COMPENSATION   EQUITY
                                               ---------  ---------  ---------  -----------   ---------   ---------   -----------

BALANCE AT JULY 1, 1995                        2,000,000  $  20,000  $  80,000  $   443,146   $ (43,345)  $      --   $   499,801

   Stock options granted to employees (Note 5)        --         --    237,500           --          --    (237,500)           --
   Exercise of stock options (Note 5)            200,000      2,000     43,000           --     (35,000)         --        10,000
   Amortization of deferred compensation              --         --         --           --          --     106,875       106,875
   Pro forma net income                               --         --         --      215,240          --          --       215,240
   Pro forma income tax adjustment (Note 4)           --         --         --        1,000          --          --         1,000
                                               ---------  ---------  ---------  -----------   ---------   ---------   -----------

BALANCE AT JUNE 30, 1996                       2,200,000     22,000    360,500      659,386     (78,345)   (130,625)      832,916

   Exercise of stock options (Note 5)            100,000      1,000     21,500           --     (17,500)         --         5,000
   Amortization of deferred compensation              --         --         --           --          --      47,500        47,500
   Shareholder distributions                          --         --         --     (323,000)         --          --      (323,000)
   Pro forma net income                               --         --         --      710,375          --          --       710,375
   Pro forma income tax adjustment (Note 4)           --         --         --      326,477          --          --       326,477
                                               ---------  ---------  ---------  -----------   ---------   ---------   -----------

BALANCE AT JUNE 30, 1997                       2,300,000  $  23,000  $ 382,000  $ 1,373,238   $ (95,845)  $ (83,125)  $ 1,599,268
                                               =========  =========  =========  ===========   =========   =========   ===========




                      See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                               YEARS ENDED JUNE 30,
                                                                          -----------------------------
                                                                             1996              1997
                                                                          ------------     ------------
OPERATING ACTIVITIES:
   Pro forma net income                                                   $    215,240     $    710,375
   Noncash items in net income:
      Depreciation - property and equipment                                    109,560          158,308
      Amortization of deferred compensation                                    106,875           47,500
      Amortization of patent and licensing agreement                                --            5,072
      (Gain) loss  on disposal of property and equipment                        11,090           (1,610)
      Deferred income tax benefit                                               (8,036)              --
   Changes in operating working capital:
      Accounts receivable                                                     (202,444)          (7,522)
      Inventories                                                               54,819          (64,863)
      Prepaid expenses and other                                               (45,111)         (92,301)
      Accounts payable                                                        (504,030)         362,025
      Accrued liabilities                                                      227,998          268,601
      Income taxes payable                                                      (6,663)          40,658
      Notes receivable - shareholders                                          (29,450)         (88,725)
      Deposits and other                                                       (37,405)          26,871
                                                                          ------------     ------------

           Pro forma net cash from (used for) operating activities            (107,557)       1,364,389

   Pro forma income tax expense                                                  1,000          326,477
                                                                          ------------     ------------

           Historical net cash from (used for) operating activities           (106,557)       1,690,866
                                                                          ------------     ------------

INVESTING ACTIVITIES:
   Additions to property and equipment                                        (754,181)        (431,717)
   Proceeds from sale of property and equipment                                     --           17,590
   Acquisition of patent and licensing agreement                                    --          (50,000)
                                                                          ------------     ------------

           Net cash used for investing activities                             (754,181)        (464,127)
                                                                          ------------     ------------

FINANCING ACTIVITIES:
   Issuance of debt                                                            889,621               --
   Payments on debt                                                                 --         (754,348)
   Distributions to shareholders                                                    --         (223,000)
   Contributions on exercise of stock options                                   10,000            5,000
                                                                          ------------     ------------

           Net cash from (used for) financing activities                       899,621         (972,348)
                                                                          ------------     ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                           38,883          254,391

CASH AND CASH EQUIVALENTS:
   Beginning of year                                                               740           39,623
                                                                          ------------     ------------

   End of year                                                            $     39,623     $    294,014
                                                                          ============     ============

SUPPLEMENTAL INFORMATION:
   Interest paid                                                          $     76,525     $    145,472
                                                                          ============     ============

   Income taxes paid                                                      $    151,972     $      4,000
                                                                          ============     ============

   Noncash investing and financing:
      Property and equipment additions for long-term debt                 $         --     $      8,833
                                                                          ============     ============

      Note receivable for stock issued on exercise of options             $     35,000     $     17,500
                                                                          ============     ============


                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.


                         NOTES TO FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 1996 AND 1997


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BUSINESS - Neutral Posture Ergonomics, Inc. (the "Company") designs and manufactures ergonomic chairs, and sells to wholesale and retail customers nationwide. The Company's manufacturing facility is located in Bryan, Texas, and its primary product showroom is located at the Merchandise Mart in Chicago, Illinois. The Company has been operating under an exclusive license, along with one other licensee, until February 1997, when the Company became the sole licensee, for use of a specified patent in applications to industrial, laboratory and office chair use; this license may not be assigned or transferred. In March 1997, the Company acquired the patent (Note 7).

      FINANCIAL STATEMENT PREPARATION requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the periods. Differences from those estimates are recognized in the period they become known.

      REVENUES are recognized as sales when products are shipped and title passes. As revenues are recognized, estimated warranty expenses are provided.

      CASH EQUIVALENTS are highly liquid investments with maturities at date of acquisition of three months or less.

      INVENTORIES, consisting primarily of raw materials, are stated at the lower of cost (on the first-in, first-out method) or market.

      PROPERTY AND EQUIPMENT are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives ranging from three to seven years, or the related lease term if shorter.

      FINANCIAL INSTRUMENTS consist of cash, accounts and notes receivable, payables and debt, the carrying values of which are a reasonable estimate of their fair values due to their short maturities or current interest rates.

      RESEARCH AND DEVELOPMENT COSTS are expensed as incurred and were $352,000 and $224,000 in fiscal 1996 and 1997, respectively.

      FEDERAL INCOME TAXES are not recorded by the Company for fiscal 1997 and a portion of fiscal 1996 because, effective April 1, 1996, the Company has elected taxation status as an S corporation under the Internal Revenue Code, with profits and losses reportable by the shareholders in their individual income tax returns. Deferred income taxes were provided prior to April 1, 1996, under the asset and liability method for temporary differences in the recognition of income and expense for tax and financial reporting purposes.

      PRO FORMA INCOME TAXES represent the applicable pro forma adjustments for federal and state income taxes as if the Company had not been treated as an S Corporation in fiscal 1997 and a portion of fiscal 1996. Upon completion of the public offering, the Company will terminate its status as an S Corporation and will be subject to such income taxes.

      PRO FORMA NET INCOME PER COMMON SHARE is based on the weighted average number of common shares and common equivalent shares from dilutive stock options outstanding during the period. The shares outstanding also include the pro forma effects for the estimated portion of the shares (107,167) in the public offering that would fund S Corporation distributions related to operations through June 30, 1997, estimated to be $643,000 (Note 8). Share and per-share amounts have been adjusted retroactively for the 20-for-1 stock dividend (accounted for as a stock split) which was effected in August 1997.

      STOCK-BASED COMPENSATION arising from stock option grants is accounted for by the intrinsic value method under Accounting Principles Board Opinion No. 25 ("APB No. 25"). Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. As permitted by SFAS No. 123, the Company continues to apply APB No. 25 to its stock-based compensation awards to employees and discloses the required pro forma effect on net income and earnings per share (Note 5).

2.    PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:


                                                            JUNE 30,
                                                              1997
                                                           ----------
         Land                                              $   90,250
         Building                                             534,750
         Building improvements                                119,099
         Machinery and equipment                              415,368
         Furniture and fixtures                               305,240
         Automobiles and trucks                               111,362
                                                           ----------

                                                            1,576,069

         Less accumulated depreciation                        366,467
                                                           ----------
         Total                                              1,209,602

         Deposits on machinery and equipment                  225,337
                                                           ----------
         Property and equipment - net                      $1,434,939
                                                           ==========

3.    DEBT AND CREDIT FACILITIES

      Long-term debt consists of the following:



                                                                                        JUNE 30, 1997
                                                                                        -------------
        Revolving line of credit, up to $2,000,000; interest at prime plus .5% (9% at
        June 30, 1997) payable monthly;
        principal due January 21, 1999                                                     $     --

        Note payable to bank in monthly installments of $5,300, including interest at
        9.75% for the first 12 months and variable thereafter,
        maturing in May 2001                                                                481,732

        Term loan payable in monthly installments of $1,456, including
        interest at 8.25%, maturing in May 2011                                             143,824

        Capital lease obligation, payable in variable monthly installments through
        October 1999, net of $891 discount based on interest
        at 10%, collateralized by the leased equipment                                        7,112
                                                                                           --------

        Total long-term debt                                                                632,668

        Less current portion                                                                 26,077
                                                                                           --------

        Long-term debt - less current portion                                              $606,591
                                                                                           ========




      Annual maturities of long-term debt - less current portion at June 30, 1997, are as follows:



      Year ending June 30:
        1999                                                                             $ 28,650
        2000                                                                               29,093
        2001                                                                              431,453
        2002                                                                                8,087
        2003                                                                                8,780
        Thereafter                                                                        100,528
                                                                                         --------
      Total                                                                              $606,591
                                                                                         ========


      Borrowings under the revolving line of credit are subject to borrowing base requirements and are collateralized by accounts receivable and inventories. The line of credit is subject to a quarterly commitment fee of .25% per annum on the difference between the commitment amount and the aggregate principal balance. The current credit facility is guaranteed by the two majority shareholders and terminates on January 21, 1999.

      Under the same facility, the Company has available a term line of credit up to $500,000 with interest payable monthly at prime plus .5%, with a maturity not in excess of five years, to finance the acquisition of additional machinery, equipment and molds to be used in the Company's operations. At June 30, 1997, no such loan was outstanding.

      In May 1996, the Company purchased an office, warehouse and manufacturing facility for $626,431. The Company issued a $500,000 variable interest rate note and a term note of $150,000 for capital improvements on the building. The notes are collateralized by the building, certain equipment and the assignment of certain insurance proceeds.

      The revolving line of credit and the notes require maintenance of specified levels of tangible net worth and other financial covenants and restrict additional borrowings, the purchase and disposal of assets, the payment of dividends, the purchase of treasury stock and other specified changes in the Company's business.

4.    INCOME TAXES

      Since April 1, 1996, the Company has elected taxation status as an S corporation under the Internal Revenue Code, with profits and losses reportable by the shareholders in their individual income tax returns. Accordingly, there is no provision for federal income taxes in fiscal 1997 and a portion of fiscal 1996. The remaining net deferred tax asset of $2,004 at April 1, 1996, is written off to tax expense in fiscal 1996. Upon completion of the public offering, the Company will terminate its status as an S Corporation.

      Pro forma income tax adjustments represent the additional provision necessary for federal and state income taxes to be at the statutory rate in effect (at an effective rate of 37% before tax credits) as if the Company had not been treated as an S Corporation in fiscal 1997 and a portion of fiscal 1996.

      Pro forma income tax expense consists of the following:


                                                                      1996               1997
                                                                   -----------       ------------

        Historical current (federal and state) tax expense         $   134,629       $     44,658
        Deferred tax benefit                                            (8,036)                 -
        Pro forma federal income tax adjustment                          1,000            326,477
        Historical current federal tax refunds from research and
           development tax credits related to prior years                   -             (78,442)
                                                                 -------------       ------------

                                                                   $   127,593       $    292,693
                                                                 =============       ============


      Significant items comprising the Company's deferred tax asset and liability in fiscal 1996, include differences primarily arising from allowances and accrued liabilities not currently deductible for tax purposes and for certain equipment additions that were currently deductible for tax purposes.

5.    STOCK OPTION PLAN

      In April 1996, the Company adopted a Nonqualified Stock Option Plan (the "Plan") to remain in effect for ten years or expiration of the latest option period, whichever is later. The Plan authorizes the board of directors to grant up to 700,000 option shares. The Plan contains provisions upon dissolution, liquidation or merger of the Company to allow for immediate exercise of all issued and outstanding options. Upon adoption of the Plan in April 1996, the Company granted 500,000 options at $0.225 exercise price per share of which 200,000 options vested when granted and were exercised in June 1996, and the remaining 300,000 options vest in equal amounts over a period of three years. At April 30, 1997, an additional 100,000 options were exercised; at June 30, 1997, 200,000 options are outstanding and not exercisable, and 200,000 options are reserved for future option issuances.

      Under the terms of the option grants, at the election of the optionees, the Company loaned to the optionees amounts to cover a portion of the exercise price of the options and the related tax effects, and received from the optionees notes receivable of $64,450 and $106,225 in fiscal 1996 and 1997, respectively. These recourse notes bear interest at 7.5%, payable annually, and mature in 2000 and 2001.

      The Company applies the provisions of APB No. 25 and related Interpretations in accounting for its stock option plan. Deferred compensation of $237,500 was recorded for the 500,000 options granted, based on the $0.475 per share excess of the estimated fair value of the stock of $0.70 per share over the exercise price, and is amortized over the vesting period of one to three years. Amortization of deferred compensation of $106,875 and $47,500 for fiscal 1996 and 1997, respectively, is included in selling, general and administrative expenses. Had compensation cost for the Company's stock option plan been determined based on the fair value of the options at the grant date consistent with the method prescribed by SFAS No. 123, the Company's pro forma net income would have been reduced by $14,000 and $6,000 for fiscal 1996 and 1997, respectively.

      The fair value of options granted in fiscal 1996 was estimated at $0.535 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 6.32%, no dividend yield, expected lives of five years and no expected volatility (because the Company's stock was not publicly traded).

6.    CONCENTRATION OF RISKS

      The Company's revenues are derived principally from uncollateralized sales of chairs to customers.

      Revenues and accounts receivable from significant customers represent the following percentages of the Company's net sales and accounts receivable:


                                                           1996                       1997
                                                  ------------------------   -----------------------
                                                                 ACCOUNTS                  ACCOUNTS
                                                  SALES         RECEIVABLE   SALES        RECEIVABLE
        General Services Administration            14%              12%        16%            15%
        United Parcel Services                     23%              15%        10%             5%




      Because of the availability of other customers, management does not believe that the loss of any single customer would adversely affect the Company's operations.

7.    COMMITMENTS AND CONTINGENCIES

      OPERATING LEASES - The Company leases two showroom facilities under agreements classified as operating leases. These agreements require the Company to pay all executory costs (such as utilities and maintenance) incurred by the landlord. In July 1996, the Company terminated its lease of warehouse and office facilities due to the acquisition of new facilities in Bryan, Texas, in May 1996 (Note 3). The Company also has entered into operating leases for some of its office equipment.

      Future minimum payments under all noncancelable operating lease obligations, including an estimated pro rata share of operating expenses, as of June 30, 1997, are as follows:


        Year ending June 30:
           1998                                            $ 55,881
           1999                                              54,818
           2000                                              56,419
           2001                                              52,635
           2002                                              38,691
                                                           --------

        Total minimum lease payments                       $258,444
                                                           ========

      Rent expense for fiscal 1996 and 1997, totaled $63,211 and $26,007, respectively, which includes the Company's share of executory costs associated with its office leases.

      TOOLING AND LICENSES - In January 1997, the Company entered into an agreement with a third party to design and develop the molds to be utilized in the production process for approximately $400,000. The Company has paid approximately $150,000 through June 30, 1997, and expects to pay the remaining $250,000 upon completion of the molds in October 1997.

      ROYALTIES - In March 1997, the Company acquired the patent (Note 1) from Jerome C. Congleton for $30,000 and future royalties and now holds all rights to the patent. Royalties are based on 25% of net royalties collected by the Company from third parties for products manufactured, used or sold under license or sublicense of the patent.

      LEGAL PROCEEDINGS - The Company is a party to certain legal proceedings related to patents and other matters arising in the ordinary course of business. Although the Company cannot predict the outcome of such proceedings with certainty, the Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse impact on its financial position.

8.    PRO FORMA BALANCE SHEET AND COMMON SHARES OUTSTANDING

      The pro forma balance sheet at June 30, 1997, presents the effects, on a pro forma basis, of the following transactions: (a) the distribution of the estimated remaining S Corporation earnings through June 30, 1997, to the current shareholders through issuance of notes payable to shareholders of $643,000 in August 1997 and (b) the estimated net deferred tax asset of $20,000 related to future deductible temporary differences arising from termination of the Company's S Corporation election.

      The pro forma weighted average common shares outstanding include the estimated shares in the public offering (107,167 at an assumed price of $6.00 per share) that will be sufficient to fund the repayment of the $643,000 notes payable to shareholders.




                                     ******

                              [Picture of a chair]


                        [Pictures of the assembly line]


                          [Picture of ComputErgo(TM)]


      [Pictures of an airport, airplane and a hand on a laptop computer.]

================================================================================
         No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities to which it relates in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               -----------------

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
Termination of Subchapter S Corporation Status  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . . . . . . . . . . . . .  17
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
Principal and Selling Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
Certain Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
Shares Eligible for Future Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
Additional Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                               -----------------

         Until ___________, 1997 (25 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================


================================================================================



                                1,000,000 SHARES

                                     [LOGO]


                                NEUTRAL POSTURE

                                ERGONOMICS, INC.


                                  Common Stock





                               -----------------

                                   PROSPECTUS

                               -----------------





                            HUBERMAN FINANCIAL, INC.





                           ____________________, 1997



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Amended and Restated Articles of Incorporation of the Company provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the Texas Business Corporation Act (the "TBCA"). Pursuant to the provisions of Article 2.02-1 of the TBCA, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he is or was a director, officer, employee, or agent of the Company, against any and all expenses, judgments, fines, and amounts paid in settlement actually incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          The statute further provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, resolution of shareholders or directors, or otherwise.

          The Company's Amended and Restated Articles of Incorporation also provides that the liability of the directors of the Company to the Company or its shareholders for monetary damages for acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of the State of Texas and any other applicable law, as such laws now exist and to such greater extent as they may provide in the future.

          Upon the consummation of the offering, the Company expects to have in place directors' and officers' liability insurance which will provide coverage for the directors and officers and the Company for securities-related exposures arising out of an offering document and open market securities transactions.
In addition, coverage will be provided for the directors and officers for certain non-securities related acts.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 2.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee . . . . . . . . . . . . . . . . . . . . .        $2,265.15
NASD Filing Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,247.50
Nasdaq National Market Listing Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        15,107.50
Printing Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        20,000.00
Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       120,000.00
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       120,000.00
Fees of Transfer Agent and Registrar  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,000.00
Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        76,379.85
                                                                                                   -----------
   Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $360,000.00
                                                                                                   ===========

     All of the above expenses except the Securities and Exchange Commission registration fee, the NASD filing fee and NASDAQ National Market listing fee are estimated. All of the above expenses will be paid by the Company.

ITEM 3.  UNDERTAKINGS.

     The small business issuer hereby undertakes:

     (1) That the small business issuer will provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) That the small business issuer will:

         (a) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or
     (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (b) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

         The Company issued 100,000 shares of Common Stock to David W. Campbell in exchange for $45,000 upon exercise of options granted under the Amended and Restated 1996 Nonqualified Stock Option Plan. Such issuance was offered in reliance upon Rule 701 of the Securities Act which exempts issuances under compensatory benefit plans.

         ITEM 5. INDEX TO EXHIBITS.

EXHIBIT NO.                    EXHIBIT
-----------                    -------
 1.1***    --   Form of Underwriting Agreement
 2.1*      --   Amended and Restated Articles of Incorporation of the Company
 2.2***    --   Bylaws of the Company
 3.1***    --   Specimen Common Stock Certificate
 6.1***    --   Employment  Agreement, dated as of July 1, 1997,  between the Company and Rebecca
                E. Boenigk
 6.2***    --   Employment Agreement, dated as of July 1, 1997,  between the Company and David W.
                Campbell
 6.3***    --   Employment Agreement, dated as of July 1, 1997, between the Company and  David W.
                Ebner
 6.4***    --   Employment Agreement, dated as of July  1, 1997, between the Company and  Gregory
                A. Katt
 6.5***    --   Consulting  Agreement,  dated  as  of  July 1,  1997,  between  the  Company  and
                Dr. Jerome Congleton
 6.6***    --   Letter  Agreement,  dated  as  of December  20,  1996,  between  the Company  and
                Shepherd Products, Inc.
 6.7*      --   Agreement, dated  as of February 21,  1995, between  the Company and  the General
                Services Administration
 6.8***    --   Contract Agreement, dated as  of January 12, 1997, between the  Company and Relax the Back Franchising Company
 6.9***    --   Trademark License, dated  as of January 12,  1997, between the Company  and Relax the Back Franchising Company
 6.10*     --   Promissory  Note,  dated as  of April 30,  1997, issued  by David W.  Campbell in favor of the Company
 6.11*     --   Promissory Note, dated as of June 30, 1996,  issued by David W. Campbell in favor of the Company
 6.12*     --   Promissory Note, dated as of June 30, 1996,  issued by David W. Ebner in favor of the Company
 6.13***   --   Promissory Note, dated as  of August 1, 1997, issued  by the Company in favor  of the Selling Shareholders
 6.14*     --   Loan Agreement, dated as of December 30,  1996, between the Company and Comerica-
                Bank Texas
 6.15***   --   Split  Dollar Insurance  Agreement,  dated  as of  April  28,  1997, between  the
                Company and Rebecca E. Boenigk
 6.16***   --   Life Insurance Agreement,  dated as of February 20, 1997, between the Company and
                David W. Campbell
 6.17***   --   Split Dollar Insurance Agreement, dated as of  June 26, 1995, between the Company and Jaye E. Congleton
 6.18***   --   Split  Dollar Insurance  Agreement, dated  as of  January 21,  1997, between  the
                Company and David W. Ebner
 6.19***   --   Key Man Insurance Agreement, dated as of April 28, 1997, between the  Company and
                Rebecca Boenigk
 6.20***   --   Key Man Insurance Agreement,  dated as of February 20, 1997,  between the Company and David W. Campbell
 6.21***   --   Key Man Insurance Agreement,  dated as of March 3, 1997,  between the Company and
                Dr. Jerome J. Congleton
 6.22***   --   Neutral  Posture Ergonomics, Inc.  Amended and  Restated 1996  Nonqualified Stock
                Option Plan, dated as of August 11, 1997
 6.23***   --   Neutral  Posture Ergonomics, Inc. 1997 Omnibus Securities  Plan, dated as of July
                1, 1997
 6.24***   --   Underwriter's Warrants

EXHIBIT NO.                               EXHIBIT
-----------                               -------
 6.25*     --   Agreement,  dated  as of  March  5,  1997,  between  the  Company  and  Jerome J.
                Congleton
 6.26***   --   Royalty Agreement, dated  as of July 1, 1997,  between the Company and  Jerome J.
                Congleton
10.1*      --   Consent of Deloitte & Touche LLP
10.2***    --   Consent of Haynes and Boone, LLP (included in Exhibit 5.1)
11.1***    --   Opinion of Haynes and Boone, LLP
12.1*      --   Power of Attorney  (included on signature page to this  Registration Statement on
                Form SB-1)


-------------
*    Filed herewith.
** Filed herewith and confidential treatment requested for certain portions pursuant to the Commission's Rule 406.
***  To be filed by amendment.

                        SIGNATURES AND POWER OF ATTORNEY

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 14th day of August, 1997.

                                        NEUTRAL POSTURE ERGONOMICS, INC.

                                        By:  /s/ Rebecca E. Boenigk
                                           -----------------------------------
                                                    Rebecca E. Boenigk
                                                  Chairman of the Board
                                               and Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Rebecca E. Boenigk and David W. Campbell, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form SB-1 under the Securities Act of 1933, as amended, including any amendment or amendments relating thereto (and any additional Registration Statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933, as amended, including any amendment or amendments relating thereto), with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

         In accordance with to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form SB-1 was signed by the following persons in the capacities stated below on the 14th day of August, 1997:


                   SIGNATURE                                                  TITLE
                   ---------                                                  -----
/s/ Rebecca E. Boenigk                                             Chairman of the Board, Chief
---------------------------------------------------                Executive Officer and Director
             Rebecca E. Boenigk                                    (Principal Executive Officer)

/s/ David W. Campbell                                              President and Director
---------------------------------------------------
             David W. Campbell


/s/ Gregory A. Katt                                                Vice President, Chief Financial
---------------------------------------------------                Officer and Secretary/Treasurer
              Gregory A. Katt                                       (Principal Financial and
                                                                     Accounting Officer)

/s/ Jerome J. Congleton                                            Director
---------------------------------------------------
            Jerome J. Congleton

/s/ Ronald L. Jones                                                Director
---------------------------------------------------
                Ronald L. Jones

/s/ James W. Thompson                                              Director
---------------------------------------------------
              James W. Thompson

/s/ Cynthia Pladziewicz                                            Director
---------------------------------------------------
            Cynthia Pladziewicz

                               INDEX TO EXHIBITS

                EXHIBIT NO.              EXHIBIT
                -----------              -------
                  1.1***    --   Form of Underwriting Agreement
                  2.1*      --   Amended and Restated Articles of Incorporation of the Company
                  2.2***    --   Bylaws of the Company
                  3.1***    --   Specimen Common Stock Certificate
                  6.1***    --   Employment  Agreement, dated as of July 1, 1997,  between the Company and Rebecca
                                 E. Boenigk
                  6.2***    --   Employment Agreement, dated as of July 1, 1997,  between the Company and David W.
                                 Campbell
                  6.3***    --   Employment Agreement, dated as of July 1, 1997, between the Company and  David W.
                                 Ebner
                  6.4***    --   Employment Agreement, dated as of July  1, 1997, between the Company and  Gregory
                                 A. Katt
                  6.5***    --   Consulting  Agreement,  dated  as  of  July 1,  1997,  between  the  Company  and
                                 Dr. Jerome Congleton
                  6.6***    --   Letter  Agreement,  dated  as  of December  20,  1996,  between  the Company  and
                                 Shepherd Products, Inc.
                  6.7*      --   Agreement, dated  as of February 21,  1995, between  the Company and  the General
                                 Services Administration
                  6.8***    --   Contract Agreement, dated as  of January 12, 1997, between the  Company and Relax the Back Franchising Company
                  6.9***    --   Trademark License, dated  as of January 12,  1997, between the Company  and Relax the Back Franchising Company
                  6.10*     --   Promissory  Note,  dated as  of April 30,  1997, issued  by David W.  Campbell in favor of the Company
                  6.11*     --   Promissory Note, dated as of June 30, 1996,  issued by David W. Campbell in favor of the Company
                  6.12*     --   Promissory Note, dated as of June 30, 1996,  issued by David W. Ebner in favor of the Company
                  6.13***   --   Promissory Note, dated as  of August 1, 1997, issued  by the Company in favor  of the Selling Shareholders
                  6.14*     --   Loan Agreement, dated as of December 30,  1996, between the Company and Comerica-
                                 Bank Texas
                  6.15***   --   Split  Dollar Insurance  Agreement,  dated  as of  April  28,  1977, between  the
                                 Company and Rebecca E. Boenigk
                  6.16***   --   Life Insurance Agreement,  dated as of February 20, 1997, between the Company and
                                 David W. Campbell
                  6.17***   --   Split Dollar Insurance Agreement, dated as of  June 26, 1995, between the Company and Jaye E. Congleton
                  6.18***   --   Split  Dollar Insurance  Agreement, dated  as of  January 21,  1997, between  the
                                 Company and David W. Ebner
                  6.19***   --   Key Man Insurance Agreement, dated as of April 28, 1997, between the  Company and
                                 Rebecca Boenigk
                  6.20***   --   Key Man Insurance Agreement,  dated as of February 20, 1997,  between the Company and David W. Campbell
                  6.21***   --   Key Man Insurance Agreement,  dated as of March 3, 1997,  between the Company and
                                 Dr. Jerome J. Congleton
                  6.22***   --   Neutral  Posture Ergonomics, Inc.  Amended and  Restated 1996  Nonqualified Stock
                                 Option Plan, dated as of August 11, 1997
                  6.23***   --   Neutral  Posture Ergonomics, Inc. 1997 Omnibus Securities  Plan, dated as of July
                                 1, 1997
                  6.24***   --   Underwriter's Warrants
                  6.25*     --   Agreement,  dated  as  of  March  5,  1997,  between  the  Company and  Jerome J.
                                 Congleton

               EXHIBIT NO.                EXHIBIT
               -----------                -------
                  6.26***   --   Royalty Agreement, dated  as of July 1, 1997,  between the Company  and Jerome J.
                                 Congleton
                 10.1*      --   Consent of Deloitte & Touche LLP
                 10.2***    --   Consent of Haynes and Boone, LLP (included in Exhibit 5.1)
                 11.1***    --   Opinion of Haynes and Boone, LLP
                 12.1*      --   Power of Attorney (included on  signature page to this Registration  Statement on
                                 Form SB-1)

----------------------
*     Filed herewith.
** Filed herewith and confidential treatment requested for certain portions pursuant to the Commission's Rule 406.
***   To be filed by amendment.